SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C. 20549


                       FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES



             Pursuant to Section 12(g) of
         The Securities Exchange Act of 1934

           SYNERGY TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Colorado                              84-1379164
(State or other jurisdiction        (I.R.S. Employer
                                    Identification No.)
of incorporation or organization)

Suite 210, 214
11th Ave. S.E., Calgary,
Alberta  Canada                                T2G 0X8
(Address ofprincipal executive offices)    (Zip  Code)

                     (888) 378-6633
   Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b)of the Act:

                                             Title of each class
           Name of each exchange on
                                             which
                                             to be so registered:
           each class is to be registered:

                                                        None
                     None

Securities to be registered pursuant to Section 12(g) of the Act:

     Title of class
                                        Common
50,000,000 Shares of
                                   Common Stock



                        TABLE OF CONTENTS

                              PART I

     ITEM 1.  DESCRIPTION OF BUSINESS . . . . . . . . . . .1
               General Description and Development of Business .1
               The Registrant's Business . . . . . . . . . . . .4
                         a.  Business of Carbon Resources Limited . .5
                                   1. The Heavy Oil (CPJ) Technology . . .5
                                   2.  The Process . . . . . . . . . . . .5
                         b. Business of SynGen Technologies Limited .7
                                   1.  The Gas-To-Liquids (GTL) Technology7
                                   2.  Standard System . . . . . . . . . .8
                                   3.  The Market. . . . . . . . . . . . .8
                                             (a)  Shell Oil Company . . . . . .9
                                             (b)  Exxon . . . . . . . . . . . .9
                                             (c)  Statoil of Norway . . . . . .9
                                             (d) Sasol. . . . . . . . . . . . .9
                                             (e)  Syntroleum. . . . . . . . . 10
                                             (f)  Syncrude Technology, Inc. . 10
                                   3.  An Alternative to LNG . . . . . . 10
                                   4.  The Environment . . . . . . . . . 10
                                   5.  Products and Applications . . . . 10
                                   6.  Technology Development. . . . . . 11
                                             (a)  Phase One Development . . . 12
                                             (b) Phase Two Development. . . . 13
                         c.  Business of Stone Canyon Resources Inc.13
                                   1.  Oil and Gas Properties. . . . . . 13
                                             (a)  Hell's Canyon Lease . . . . 13
                                             (b)  Rose Creek Lease. . . . . . 14
                                            (c)  Meadow Deep and D Sand Leases15
                                             (d)  Wilson Creek Prospect . . . 17
               Other Requested Information . . . . . . . . . . 18

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND CHANGES IN FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS . . . . . . 19
               Results of Operations . . . . . . . . . . . . . 21
               Cash Flows. . . . . . . . . . . . . . . . . . . 22
               Changes in Financial Position . . . . . . . . . 23
               Comparison of Results of Operations for the Fiscal Periods ended December 31, 1997 and 1998 and subsequent quarter ended March 31, 1999.24
               Liquidity . . . . . . . . . . . . . . . . . . . 24
               Short Term. . . . . . . . . . . . . . . . . . . 24
               Long Term . . . . . . . . . . . . . . . . . . . 25
               Capital Resources . . . . . . . . . . . . . . . 25

     ITEM 3. DESCRIPTIONS OF PROPERTIES . . . . . . . . . 25
               Principal Plants and Other Property . . . . . . 25
               Oil and Gas Producing Activities. . . . . . . . 26

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
     AND MANAGEMENT AS OF MAY 30, 1999    . . . . . . . . 26
               Directors and Officers of the Registrant and its Subsidiaries28
                         a.  Management of the Registrant . . . . . 28
                         b. Management of Stone Canyon Colorado (a wholly-owned
                               subsidiary of the Registrant). . . . 29
                         c.  Management of Carbon Resources Limited 29
                         d.  Management of SynGen Technologies Limited30
               Identification of  Significant Employees. . . . 31
               Family Relationships. . . . . . . . . . . . . . 31

     ITEM 6.  EXECUTIVE COMPENSATION. . . . . . . . . . . 31
               Cash Compensation . . . . . . . . . . . . . . . 32
               Compensation Pursuant to Management Contracts.. 33
               Other Compensation. . . . . . . . . . . . . . . 33
               Compensation of Directors . . . . . . . . . . . 33
               Termination of Employment and Change of Control Arrangements33 Key Employees Incentive Stock Option Plan . . . 33

     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED PARTY
     TRANSACTIONS . . . . . . . . . . . . . . . . . . . . 33

     ITEM 8.  DESCRIPTION OF SECURITIES . . . . . . . . . 34

                        PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS
     COMMON EQUITY AND RELATED STOCKHOLDER MATTERS. . . . 35
               Stockholders. . . . . . . . . . . . . . . . . . 36
               Dividends . . . . . . . . . . . . . . . . . . . 36

     ITEM 2.  LEGAL PROCEEDINGS . . . . . . . . . . . . . 36
               Bataa Oil, Inc. . . . . . . . . . . . . . . . . 36
               Drake Oil Limited . . . . . . . . . . . . . . . 37

     ITEM 3.  CHANGES IN AND  DISAGREEMENTS WITH ACCOUNTANTS
     ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . . . 38

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES . . 38

     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS. . 38

                        PART F/S

     FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . . . 39
               Financial Statements. . . . . . . . . . . . . . 39

     INDEX TO FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES39
               Reports of Independent Public Accountants . . . 39
               Financial Statements. . . . . . . . . . . . . . 39
               Consolidated Balance Sheets . . . . . . . . . . 39
               Consolidated Statements of Operations . . . . . 39
               Statement of Equity . . . . . . . . . . . . . . 39
               Statement of Cash Flows . . . . . . . . . . . . 39
               Notes to Consolidated Financial Statements. . . 39
               Supplemental Statement. . . . . . . . . . . . . 39

     EXHIBIT INDEX. . . . . . . . . . . . . . . . . . . . 39

     SUPPLEMENTAL OIL AND GAS INFORMATION . . . . . . . . 42


ITEM 1.  DESCRIPTION OF BUSINESS

     General Description and Development of Business

     On February 10, 1997, Synergy Technologies Corporation, a Colorado corporation (the "Registrant"), was incorporated under the laws of the State of Colorado, under the name of Automated Transfer Systems Corporation.

     The Registrant was incorporated for the business of providing ATM customers with a solution for automated teller machine and electronic transfer processing. The Registrant was unsuccessful in its research and development.As of October, 1997, the Registrant had no operations.

     On November 24, 1997, the Registrant filed with the State of Colorado Secretary of State, Articles of Exchange by and between itself and Stone Canyon Resources, Inc., a Colorado corporation ("Stone Canyon Colorado"), whereby the Registrant acquired 100% of the outstanding shares of common stock of Stone Canyon Colorado, in exchange for 2,901,007 shares of common stock of the Registrant, exchanged on a one share for one share basis. The Registrant, at that time, also issued an additional 4,539,162 shares of its common stock to convert $453,916 of Stone Canyon Colorado's debt into equity. Such conversion caused Stone Canyon Colorado's creditor, Stone Canyon Resources Ltd., a Canadian corporation ("Stone Canyon Canada") to become the controlling shareholder of the Registrant, owning more than 50% of its outstanding stock.

     Stone Canyon Colorado was incorporated on November 7, 1996, under the laws of the State of Colorado to acquire, explore and develop oil and gas resources in North America. Since its incorporation on November 7, 1996, Stone Canyon Colorado has participated in a variety of activities as follows:

                    The acquisition of U.S. petroleum and natural gas lease rights in
          Colorado and Wyoming
                    The acquisition of Canadian petroleum and natural gas leases rights in the Province of Alberta
                    The drilling of exploratory wells

     The Registrant intends to continue to develop its oil and gas acquisition and exploration programs through its wholly-owned subsidiary Stone Canyon Colorado. (See "-Business of Stone Canyon Resources Inc. ("Stone Canyon Colorado" below.)

     In March, 1998, Stone Canyon Colorado entered into an agreement with
Stone Canyon Canada whereby Stone Canyon Colorado acquired a 33.57% before pay-out ("BPO") interest and a 16.79% after pay-out ("APO") interest in certain development lease land location in Wilson Creek Alberta (the "Wilson Creek Prospect"). Under the terms of the agreement, Stone Canyon Colorado was required to pay 100% of the drilling and completion costs associated with the first well drilled on the lease to earn its 16.79% APO interest.

     On May 5, 1998, the Registrant, Carbon Resources Limited, Laxarco
Holding Limited and the Registrant's then-controlling shareholder, Stone Canyon Canada, entered into a share exchange agreement (the "First Laxarco Agreement") whereby the Registrant acquired 75% of the issued and outstanding shares of Carbon Resources Limited, a company incorporated pursuant to the laws of the Republic of Cyprus ("Carbon"), in exchange for the issuance of 10,000,000 shares of the Registrant. Under the terms of the First Laxarco Agreement, Stone Canyon Colorado granted to certain shareholders of Laxarco Holding Limited an option to acquire up to 3,000,000 shares of common stock of the Registrant held by Stone Canyon Canada. Pursuant to the terms of the First Laxarco Agreement, an Escrow Agreement dated May 5, 1998 (the "Escrow Agreement"), was entered into by and between the Registrant and Laxarco Holding Limited, a company incorporated under the laws of the Republic of Cyprus ("Laxarco") whereby the 10,000,000 shares of the Registrant issued pursuant to the First Laxarco Agreement were put into escrow to be released upon the successful completion of the gas-to-liquids technology under development by Carbon. (See "-The Registrant's Business-Business of SynGen Technologies Limited" below) Under the terms of the Escrow Agreement, Laxarco has provided an irrevocable voting power of attorney to the Board of Directors of the Registrant until the 10,000,000 shares are released from escrow. The First Laxarco Agreement further allows that in consideration of Stone Canyon Canada granting to certain of the shareholders of Laxarco, an option on 3,000,000 of Stone Canyon Canada's shares of the Registrant's common stock Stone Canyon Canada would have the right to require the Registrant to transfer the shares of its subsidiary, Stone Canyon Colorado, to Stone Canyon Canada upon the completion of all of the intended transactions between Laxarco and the Registrant. The First Laxarco Agreement received shareholder approval on June 5, 1998.

      Carbon is in the business of developing technologies. Since its incorporation on April 10, 1998, and the name change to "Carbon Resources Limited" on April 28, 1998, Carbon has participated in a variety of activities, as follows:

The acquisition of a proprietary technology for the conversion of gas-to-liquids The research and development of the gas-to-liquids technology (the "GTL Technology") the acquisition of a proprietary technology for the upgrading of heavy oil
(the "CPJ Technology") (the GTL Technology and the CPJ Technology are referred to herein collectively as the "Technologies")
The establishment of a laboratory facility in Orleans for the testing and research and development of the technologies

     On September 30, 1998, the Registrant and Carbon entered into an agreement with Stone Canyon Canada for the development of a 4 barrel per day gas-to-liquids demonstration facility in exchange for granting to Stone Canyon Canada the Canadian marketing and licensing rights to the GTL Technology.

     On January 6, 1999, the Registrant, through Carbon, acquired the shares of Lanisco Holdings Limited, a company incorporated in the Republic of Cyprus ("Lanisco"), which holds the rights to the CPJ Technology, a proprietary technology for the upgrading of heavy oil. Under the terms of the agreement between Lanisco and Pierre Jorgensen, Lanisco and/or Carbon must expend not less than $1,000,000. towards the development and commercialization of the CPJ Technology and must pay to Jorgensen a royalty of 65% of the proceeds received from any licensing fees or royalties derived from the CPJ Technology net of all operating costs until payment of $1,000,000 at which time Jorgensen's royalty will revert to 35% of all proceeds received from any licensing fees or royalties net of all operating costs. The agreement called for the shares of Lanisco to be transferred to Carbon upon execution of the agreement. The agreement also establishes a trust whereby Carbon's legal counsel will hold the assignment of the CPJ Technology until such time as the funding of the $1,000,000. for commercialization of the CPJ Technology has been completed.
(See "-The Registrant's Business - Business of Carbon Resources Limited".)

     On January 8, 1999, the Registrant reached a verbal agreement with Texas
T Petroleum Ltd., a Colorado oil and gas corporation, whereby Lanisco would acquire 1,000,000 units of common shares of Texas T Petroleum Ltd. and Texas T Petroleum Ltd. would expend $100,000. towards the re-construction of the 1/2 bbl per day heavy oil upgrading pilot plant to be reconstructed in Orleans, France.

     On February 12, 1999, the Registrant filed a Certificate of Amendment with the Department of State of the State of Colorado changing its name from Automated Transfer Systems Corporation to Synergy Technologies Corporation. The name change was accepted by the State of Colorado on March 2, 1999.

     On March 22, 1999 the Registrant, Stone Canyon Colorado (a wholly owned subsidiary of the Registrant) and Revival Resources Ltd., an Alberta corporation, entered into an agreement whereby Stone Canyon Colorado acquired a 22.38% APO interest in the Wilson Creek Prospect (See "Business of Stone Canyon Resources Inc. (Stone Canyon Colorado)" below) as well as Revival's respective interest in certain other development leases located in the Province of
Alberta. Under the terms of the agreement the Registrant will issue a total of 63,801 shares of common stock at a deemed value of US$0.53125 per share for total value of US$33,895 in full and final payment for the leases.

     On June 25, 1999, Carbon which at the time was 75% owned by the Registrant, and Laxarco entered into an Amendment to the Assignment of Technology Agreement, by which it had obtained the proprietary rights to the GTL Technology, which was agreed to by the Registrant, amending such certain terms of the agreement. The purpose of such Amendment was to clarify Carbon's obligation regarding the construction and completion of a pilot unit utilizing the GTL Technology, the commercialization thereof and to confirm that neither party had committed any breaches of the underlying agreement.

     On June 25, 1999, the Registrant, Laxarco, Carbon and Stone Canyon
Colorado entered into an amendment agreement amending the terms of the First Laxarco Agreement of May 5, 1998. The purpose of such Amendment was to, among other items, clarify the source of the license for the GTL Technology, the obligation of Carbon regarding the development of the GTL Technology and confirm delivery of certain corporate approval documents.

     On June 25, 1999, the Registrant entered into a second share exchange agreement with Laxarco to acquire the remaining 25% of the shares of Carbon owned by Laxarco in exchange for the issuance of 3,000,000 shares of the Registrant's common stock (the "Second Laxarco Agreement"), thus making Carbon a wholly-owned subsidiary of the Registrant.

     On June 25, 1999, the Registrant entered into an Amended and Restated Escrow Agreement whereby the 3,000,000 shares of the Registrant issued under the Second Laxarco Agreement were added to the Escrow Agreement (the
"Amended Escrow Agreement").  The Amended Escrow Agreement calls for
Laxarco to deliver an irrevocable power of attorney in favor of the Board of Directors of the Registrant to vote such 3,000,000 shares until such time as
they are released from escrow.   The Amended Escrow Agreement further sets forth
the events upon which the 10,000,000 and the 3,000,000 shares of the Registrant will be released to Laxarco. The 10,000,000 shares will be released upon the earlier of the: (i) prove-up of the GTL Technology; and (ii) the receipt of an independent report attesting to the commercial viability of the CPJ Technology. The 3,000,000 shares will be released upon the latter of the two (2) events.
The release of any ofthe shares is further conditioned upon the Registrant receiving perfection of title to both of the Technologies.

     On June 25, 1999, the Registrant incorporated SynGen Technologies Limited pursuant to the laws of the Republic of Cyprus and transferred its interest in the GTL Technology from Carbon to SynGen Technologies Limited.

     On June 26, 1999, the Registrant executed a share exchange agreement with Texas T Petroleum Ltd., a Colorado corporation ("Texas T"), whereby Texas T will acquire from the Registrant, fifty percent (50%) of the issued and organized shares of Carbon in exchange for the issuance of 2,000,000 units of Texas T, each unit consisting of one share of common stock and one share purchase warrant entitling the holder to purchase one additional share of Texas T common stock at $1.00 per share within two years from June 25, 1999, and the payment of $900,000 by Texas T for the development of the CPJ Technology.

     The Registrant's Business

     The Registrant has its registered and records office at #800-303 East 17th Avenue, Denver Colorado and its executive offices at #210-214 11th Avenue S.E., Calgary, Alberta, Canada T2G 0X8.

     The Registrant, through its subsidiaries, also maintains offices in Houston Texas, London, England and a laboratory facility in Orleans, France. ( See "DESCRIPTION OF PROPERTIES".)

     The Registrant conducts its operations through its subsidiaries, Stone Canyon Colorado and SynGen Technologies Limited, which are wholly-owned subsidiaries of the Registrant, and through its 50% owned subsidiary, Carbon. (See "-General Description and Development of Business".)

                    a.  Business of Carbon Resources Limited

     Carbon Resources Limited has acquired the right to develop two (2) unique proprietary technologies - the GTL Technology and the CPJ Technology (See "Other Requested Information - Patents"). After the Registrant's acquisition of Carbon, it believed it was advantageous to transfer the GTL Technology into a separate wholly-owned subsidiary, SynGen Technologies Limited. (See "-Business of SynGen Technologies Limited" below.)

                              1. The Heavy Oil (CPJ) Technology

     (a) Background of the Technology

     The CPJ Process was invented and developed by Pierre Jorgensen, a retired French process engineer who spent his career dealing with the fluid catalytic crackers, cokers, visbreakers, and bottom of the barrel refinery economics. Once retired, he spent years at Orleans University to obtain a PhD. At his own expense, he funded the experimental work on this process, which was the basis of his doctoral thesis. The objective of Mr. Jorgensen's experimental work was to show that not only could his process upgrade heavy oil to a valuable light oil, but also to show that his process could replace the fluid catalytic cracker, coker, hydrocracker and visbreaker processes of a typical refinery. As a practical process engineer, Mr. Jorgensen typically compares his process results with those observed in commercial practice on the same raw materials. He has made test runs on atmospheric bottoms, vacuum tower bottoms, and waste lube oil for re-refining purposes. Mr. Jorgensen's pilot plant was in operation in Orleans during 1989-1990 and has been reassembled in Orleans for evaluation of potential client oils.

     As stated above, Mr. Jorgensen set out to show that his process was a suitable replacement for processing the bottom of the barrel. Accordingly, much of his comparison studies were to compare his process against conventional processing for various heavy feeds. The Registrant believes that the CPJ Process produces a greater volume of desirable middle distillate fractions than do the conventional processes. The CPJ Process converts most of the feed into products that can be recovered via atmospheric distillation alone or marketed as an upgraded crude oil.

                                   2.  The Process

     The CPJ Process is a non-catalytic process and is completely thermal driven. Based upon an instantaneous thermal shock, the process breaks long hydrocarbon molecules on average into two equal parts (minimizing production of gases and coke). Heavy molecules are placed at an initial state below the conditions for natural thermal cracking and then activated by thermal mechanical energy transfer from a jet of steam, CO2, and/or nitrogen gas. This effect is quickly obtained in a jet nozzle shearing the feed molecules.

     This very high speed, prepared mixture then returns to thermodynamic steady state in a reactor soaker, giving stable end products, in a short time and at an adequate moderate pressure. The choice of operating temperature is also geared to avoid glassy deposits on the reactors from the metals content of the heavy crude feed. Extractor-separators working at near atmospheric pressure separate the products without the requirement for large and expensive vacuum technology. The convenient set of extractors, acting in a blending extracting mode, produce recycle streams and final products. The first extractor, which is hot, keeps the polyaromatic components, containing high metals and ash content, out of most of the products. The water extract contains substantial metals and sulfurous compounds.

General operating conditions of the CPJ process:

Non catalytic (insensitive to metals, nitrogen, sediments, etc )
Non vacuum
Thermal driven
Working at moderate pressure
Relatively safe technology and process (no oxygen required and all reactions are endothermic)
No costly hydrogen needed (high pressure, metallurgical constraints, and ammonia production are avoided)

Key Words Denoting Characteristics of the Technology

Conservative H/C ratio.
No Hydrogen rejection
No limitation on metals, sulfur, nitrogen, or water on feed.
Quick mechanical-energetic activation of reaction by:
Blending shearing nozzle transferring energy from steam (or gases such as CO2) to feed.
Feed preheated to just under natural thermal cracking conditions, avoiding coke deposits in the furnace.
Controlled breaking of heavy molecules into two equal parts (avoiding gas production) and, furthermore, negligible hydrogen is rejected.
Rapid stabilization of final products in a void pressurized reactor soaker (without catalyst or trays).
Little or no coke production. Only small production of friable soot deposits extracted, giving a soft powder, which is entrained in by-products (heavy gas oil or heavy fuels).
Mixer-decanter-extractor operating at near atmospheric pressure to separate final products and recycle streams.
No Vacuum operation required for separation of hydrocarbons.
Hot Extractor produces polyaromatic products with high metals content that results in the demetallization of the feed and avoids strong metals deposit on the reactor soaker wall from the recycle.
The decanted liquid water contains an extraction of metals, potential ash sediments, and sulfurous compounds .
Due to water, final primary products are produced in stable but easy to break oil-water emulsions.

                    b. Business of SynGen Technologies Limited

     On June 25, 1999, the Registrant incorporated SynGen Technologies
Limited , a company incorporated pursuant to the laws of the Republic of Cyprus ("SynGen Technologies"), as a wholly owned subsidiary to allow for the transfer of all rights and interest in the proprietary gas-to-liquids technology from Carbon.

     SynGen Technologies is a company committed to reducing greenhouse gases by converting them to valuable petroleum products. The conversion of remote gas reserves into valuable synthetic fuels such as jet fuel and diesel (synfuels) is considered to be the focus of the natural gas industry for the 21st century. SynGen Technologies holds the rights to a patented process (SYNGEN) for a low cost conversion of associated gases and high CO2 natural gas to synthesis gas that is especially well suited for conversion to synthetic fuels via the Fischer-Tropsch process. The patent for this technology was registered in France on January 13,1997 and was accepted on October 20, 1997. The US and international patents were applied for on January 13, 1998. SynGen Technologies holds a further license to proprietary Fischer-Tropsch technology which includes a hydrocarbon chain limiting catalyst.

     SynGen Technologies possesses a truly innovative route to syngas for the Fischer-Tropsch process. Invented and perfected through several patents over the past 12 years, a new process to convert natural gas via high-energy plasma has been developed and patented. Dr. Albin Czernichowski, the inventor, assigned the patents for his SYNGEN process to Laxarco who assigned the patents to Carbon. Synergy Technologies acquired the shares of Carbon and transferred all rights and interest in the technology to SynGen Technologies. The SYNGEN process offers substantial savings in capital costs ("CAPEX") and operating costs ("OPEX") over conventional syngas formation.

     The new process has been extensively tested at the laboratory level and is believed to produce a superior feedstock for the Fischer-Tropsch process. In addition, a variation of the SYNGEN process allows natural gases with CO2 levels up to 35% to be converted to synfuels economically. From a global warming context and in view of proposed governmental carbon taxes, this is believed to be a tremendous breakthrough.

                              1.  The Gas-To-Liquids (GTL) Technology

     SYNGEN offers to the oil and gas industry a patented process for the generation of syngas from natural gases. The essence of the technology is passing the gas at moderate temperature through a plasma arc generated by electricity. The arc excites the molecules providing the energy for the chemical reactions to go forward. The French patent has been issued and U.S. and international patents are currently under application. This unique process has been named SYNGEN. Reducing the cost of synthesis gas formation is the most important hurdle according to the DOE (Department of Energy) and other sources to commercialization of synfuels on a grand scale. The Registrant believes SYNGEN accomplishes just that. Highlights of the SYNGEN process are as follows:

Capital Costs (CAPEX)  for synthesis gas reduced by more than 40%
No exotic metallurgy required
No sophisticated furnace required
Natural gas up to 35% CO2 can be converted to acceptable synthesis gas Utility requirement imported from Fischer Tropsch, so little or no OPEX Patents applied for.

     SynGen Technologies has access to a proprietary Fischer-Tropsch process developed in Russia. Fischer-Tropsch processes have been used for over fifty years in Russia and considerable R & D efforts have been expended to improve catalysts. Typical Fischer-Tropsch processes produce wax from syngas in addition to the desired middle distillates. A catalyst to limit wax formation would result in improved yield and reduced Fischer-Tropsch CAPEX and OPEX, resulting in a more economically attractive process. The catalyst technology available through SynGen Technologies limits hydrocarbon chain length, preventing wax formation and producing hydrocarbons in the diesel jet fuel range. SynGen Technologies believes its licensed catalyst technology will be state of the art as compared to other available catalysts.

                              2.  Standard System

     The initial commercial SYNGEN/FischerTropsch systems will be designed to process 100 million cubic feet (MMCFD) of gas per day into nominally 10,000 barrels of synfuel product. An increasingly important characteristic of all of the
SYNGEN/Fischer-Tropsch systems products is the fact that they do not contain undesirable and/or harmful aromatics, nitrogen, or sulfur compounds.
Legislation and regulatory requirements continue to add support for the broader use of synfuel products for these reasons. Versions of the standard system will continue to evolve and technology enhancements will continually be made to the basic system to fit both onshore and offshore locations.

                              3.  The Market

     The world's known gas reserves are estimated to be approximately 4,500 trillion cubic feet, of which approximately half are situated in areas presently considered to be "remote", without markets and/or pipelines. SYNGEN/Fischer-Tropsch systems are ideal for gas producers having sizable reserves but no immediate markets or existing pipeline systems available to them.

     SynGen Technologies will face competition in the marketplace, however, it believes its system to be superior because of its CAPEX and OPEX advantage. In addition, most of the potentially competitive systems under development are not
for license to public markets.    SynGen Technologies' Fischer-Tropsch should be
significantly less expensive than any system manufactured by major oil companies.
Potential competitors may eventually elect to either utilize SynGen Technologies /Fischer-Tropsch Systems or license the SYNGEN technology as a more cost-effective method of achieving their objectives. The following companies are involved in the synfuel industry in some capacity.

                                        (a)  Shell Oil Company

     Shell's gas-to-liquids process, which was originally developed as the Gulf/Badger system, was sold to Shell Oil by Chevron following its acquisition of Gulf Oil.

     Shell's first commercial plant, which is now called the Shell Synthetic Middle Distillate System, has now been operating for two years in Malaysia, at a
reported cost of $1.2 billion.   The high cost is partly due to the fact that
Shell uses
a fixed tube reactor, which was developed by Gulf in 1980. A second major cost factor is related to the extensive orientation to petrochemical products in this plant.
Shell does not appear to offer its technology to third parties.

                                        (b)  Exxon

     Little is known about Exxon's work to date except that its catalysts are also cobalt based, but in conjunction with titanium rather than alumina.
Exxon has
reportedly spent over $150 million in development. It is understood that Exxon will only use its system for company owned and/or operated projects. The Exxon system is not expected to be cost competitive with the SynGen Technologies' commercially engineered Fischer/Tropsch System.

                                        (c)  Statoil of Norway

     Based upon third party information, it is believed that Statoil lacks satisfactory catalyst technology and at the present time is not pursuing commercialization.

                                        (d) Sasol

     Sasol of South Africa has been converting South African coal reserves into synthetic fuels for years. Sasol currently has a gas-to-oil system in operation. However, it continues to use iron catalysts that produce CO2 and entails recycling resulting in reduced selectivity and productivity. There are indications that Sasol is considering licensing their technology to others but only in cases where they have an equity interest in the project. It is the Registrant's understanding and belief that Sasol has recently entered into a technology licensing agreement with Chevron.

                                        (e)  Syntroleum

     Syntroleum is a public company located in Tulsa, Oklahoma, which offers gas-to-liquids technology. Syntroleum, together with Brown & Root, announced their first "commercial" enterprise on December 11, 1997. The venture is expected to produce some 2,500 barrels per day of product. The Syntroleum process is not believed to be as efficient or cost effective, as compared to the SYNGEN technology.

                                        (f)  Syncrude Technology, Inc.

     Syncrude Technology Inc. is a Texas corporation operating out of Pittsburgh, Pennsylvania. They claim a revolutionary Slurry Bubble Column Reactor but to date only bench scale data is available to support their claims.

                              3.  An Alternative to LNG

     Gas-to-Liquids systems are a serious competitor to the Liquefied Natural Gas industry, particularly when producers sell FOB to end users with no added value through conversion of the producer's gas. Prospective LNG projects throughout the world are natural targets for the SYNGEN/Fischer-Tropsch systems and thereby constitute an important primary marketing thrust. The capital costs of a gas-to-liquids system are approximately one third of comparable LNG facility costs, and margins on an MCF basis are at least treble for synfuel products, depending upon country of origin and related transportation costs.

     A SYNGEN/Fischer-Tropsch System precludes the need to utilize specialized transport vessels, which handle 6 BCF of gas equivalent and cost $275 million per ship. In addition to liquefaction and transportation costs, LNG must be re-gasified and converted into usable products through capital intensive plants at the destination. Conversely, synfuel products are either used locally or are shipped less expensively and are immediately ready for market.

                              4.  The Environment

     In many countries of the world, associated gas from crude oil production is vented or flared due to the lack of an economic sales opportunity creating environmental concerns. These emissions contribute substantially to the global warming effect, as unburned hydrocarbons and CO2 (considered greenhouse gases) are released into the atmosphere, and efforts are being pursued on a global basis to reduce these emissions.

                              5.  Products and Applications

     An increasingly important characteristic of all SYNGEN/Fischer-Tropsch System products is the fact that synfuel products are environmentally attractive in that they do not contain undesirable and/or harmful aromatics, nitrogen, or sulfur compounds. Legislation and regulatory requirements continue to add support for the broader use of synfuel products. The advantages of synfuels are as follows:

No aromatic content
Smokeless jet fuel and diesel
No sulfur in products
Cetane number 70 or above (diesel)
Premium blending stocks
Smaller gas reserves required
No dedicated customers required

     Refinery diesel is rated at a cetane number of 45. Diesel produced by the SYNGEN/ Fischer-Tropsch System will be very high grade diesel rated at a cetane number of 70+. This superior diesel fuel should command a premium price over regular diesel.

     SYNGEN/Fischer-Tropsch System diesel will be used to blend and enhance low quality or normal diesel fuels. Diesel is used extensively in the trucking and transportation industries, including the railroad industry. SYNGEN/Fischer-Tropsch Systems products can also be reformulated relatively inexpensively into Jet A fuel for aircraft.

     As a refined product, naphtha commands a price related to, but in excess, of crude oil. SYNGEN/Fischer-Tropsch System naphtha lends itself to numerous applications in the chemical industry, notably as a premier ethylene feedstock, and can also be transformed into a variety of related fuel forms.

     Although remote gas, which typically has no existing pipeline infrastructure, may in most cases be the most attractive source of gas for the SYNGEN/FischerTropsch process, other potential sources include:

    Refinery hydrocarbon waste gases which are excess to refinery fuel needs Alaskan natural gas, which after conversion to synfuel could be transported to the US West Coast refineries via the existing pipeline
    Associated gas being flared during crude oil production including offshore platforms
    Coal gas
    US natural gas converted specifically to target the most stringent clean fuels specifications
    US natural gas considered too high in impurities for economic pipeline use.

                              6.  Technology Development

     The terms of the First Laxarco Agreement committed the Registrant to fund the phase one and phase two development of the gas-to-liquids Technology of which Carbon held a 100% interest, subject to the payment of 25% of the revenues attributable to the licensing of gas-to-liquids Technology to Laxarco.
The Registrant was required to fund a total of $6,000,000 over the entire project.

                                        (a)  Phase One Development

     Phase One development of the SYNGEN technology has been on-going in Orleans, France. On September 30, 1998, the Registrant executed a letter agreement with Stone Canyon Canada whereby Stone Canyon Canada has agreed to construct a 4 barrel ("bbl") per day demonstration facility in Alberta, Canada to showcase SYNGEN's GTL process in return for the Canadian marketing and licensing rights to the process. The Registrant and Stone Canyon Canada contracted the services of Bower Damberger Rolseth Engineering Ltd., an Alberta corporation, in early 1999 to prepare the mechanical design for the 4bbl/day facility and prepare a capital cost estimate. Renaissance Energy Ltd., an Alberta corporation, has agreed to provide the Registrant with a well head located in Taber, Alberta to provide feed gas for use with the demonstration facility. Capital costs associated with the demonstration facility are as follows:

This table is expressed in Canadian dollars:

4 bbl/day Demo Plant

Glidarc Technologies engineering fees       $   323,354
Corporate overhead                               97,006
Patent fees                                      73,196
Travel                                          119,728
Courier/Mail                                      7,840
Equipment/Services                            2,437,255
Site work                                       200,000
Contingency                                      50,000

TOTAL COST                                   $3,308,379


  As of June 20, 1999, Stone Canyon Canada has advised the Registrant that it has received from the Canadian Government a CDN $700,000 award to be used towards the funding of the 4 bbl per day demonstration plant. The CDN $700,000 award came from Natural Resources Canada's CANMET Energy Technology Center
(CETC), the Canadian Government's premier organization devoted to the development of clean, energy-saving technologies. The award comprises 25% of allowable costs of the demonstration plant (as determined by CANMET), and will be repayable by Stone Canyon Canada at a low interest rate upon commercialization of the gas-to-liquid process.

  The facility has been designed to include a SYNGEN reactor to produce sufficient synthesis gas from natural gas for feedstock for a 4 bbl per day capacity Fischer-Tropsch Unit. The various components making up the demonstration facility will be skid mounted and mated together to be operated as if a single "plant". Test runs will then be conducted for a minimum 90 day period to determine optimum operating parameters for the overall process. The Fischer-Tropsch process is a proven process, however, SynGen Technologies will be using a proven hydrocarbon chain limiting catalyst supplied under license from the Novocherkassk Plant of Synthetic Products near Rostov, Russia. SynGen Technologies is of the opinion that operation of its SYNGEN/Fischer Tropsch demonstration plant will allow for its technical personnel to gather data and modify the process resulting in greater improved efficiencies and/or operating parameters for the GTL process. SYNGEN expects a further 30 days from the end of the test period will be required to compile test data and prepare a report presenting results. Stone Canyon Canada has advised the demonstration plant should be ready to commence testing in mid-2000.

                                  (b) Phase Two Development

  Second stage development will include the design, engineering and construction of a 500 bbl per day SYNGEN reactor. Current budgets estimate the total cost of this project to be approximately $500,000 US. The Registrant intends to test the 500 bbl per day reactor in conjunction with a partner at an overseas location as feed gas in North America is presently too costly. The Registrant, through its affiliation with Stone Canyon Canada, will attempt to obtain government assistance in Canada and Alberta to offset high costs of feed gas should the reactor be developed in North America. Feed gas required for the 500 bbl per day reactor is approximatley 5 million cubic feet per day. At present, the cost per thousand cubic feet of gas in North America is approximately US$2.00, which would result in a direct expense of US$10,000
per day for feed stock to process in the 500 bbl reactor.   The Registrant
intends to operate the SYNGEN reactor for a minimum of 150 days which would esult in total gas costs of US$1,500,000 at present price levels in North America,therefore a review of alternative overseas locations where less costly feed stock can be obtained for use with the test facility is ongoing. The Registrant will not operate a Fischer Tropsch system with the 500 bbl per day SYNGEN reactor in an attempt to keep development costs at a minimum. It is anticipated that the reactor will take three months to design and four months to construct depending on the test facility location.

              c.  Business of Stone Canyon Resources Inc. (Stone Canyon
       Colorado)

  Stone Canyon Colorado, the Registrant's wholly-owned subsidiary was incorporated in Colorado on November 7, 1996, with the objective of acquiring and developing oil and gas properties. On November 24, 1997 Stone Canyon Colorado became a wholly-owned subsidiary of Automated Transfer Systems Corporation. Stone Canyon Colorado holds varying interests in certain oil and gas leases in Colorado and Wyoming and in the Province of Alberta, Canada. Exploration has already begun on some properties with limited success.

                        1.  Oil and Gas Properties

                                  (a)  Hell's Canyon Lease

  Stone Canyon Colorado holds a 5% interest in 720 acres in Wyoming known as the Hell's Canyon Lease. The Hell's Canyon lease is situated along the northwest edge of the proven Minnelusa productive trend on the moderately southwest dipping eastern flank of the Power River Basin in northeastern Wyoming. The acreage is located in Sections 16 and 9, Township 52 North, Range 70 W6M, in Campbell County, Wyoming. The lease area purchased encompasses 1 and 1/8 Sections in total and has the spacing to provide three to five well sites.

  In November 1997 Stone Canyon Colorado participated in the drilling of the first exploratory well on the Hell's Canyon Lease. Geological information on the prospect provided by the Operator, Bataa, Oil, Inc., indicated the lease to be located in an area where the necessary Minnelusa sand traps were present. Based on additional information compiled from an analysis of well data on The Long Tree Field in a south adjoining section, the Duncan well NWNW of Section 16 and the ARCO well SWNE of Section 16, the Operator determined the optimal well site location to be in the NENW of Section 16. Geological reports prepared for the Operator indicated that should the first test well encounter in excess of 50 feet of Minnelusa sandstone then the resulting field could accommodate four to five productive wells.

  The Hell's Canyon State 21-16 test well was drilled to a total depth of 8,120 feet in mid November, 1997, targeting the Minnelusa formation. Upon reaching total depth the well was logged and a drill stem test (DST) performed. Data indicated the top of the Minnelusa sandstone to be structurally lower than anticipated and log water saturations should the well to be wet. The DST confirmed the log evaluation. The well was declared to be a dry hole and was subsequently abandoned. Drilling and abandonment costs in respect to Stone Canyon Colorado's interest totaled US $16,937.

  The Registrant does not intend to participate in any further drilling on this lease and the lease is being offered for sale.

                                  (b)  Rose Creek Lease

  Stone Canyon Colorado holds a 20% interest in the Rose Creek Lease, which is located 16 miles west of Meeteetse, Wyoming and 25 miles south of Cody, Wyoming, encompassing all or part of 9 Sections in Townships 48 and 49 North, Range 103, W6M for a total of 2,808 acres. The Rose Creek structure is situated on the Northwest flank of the prolific oil producing Big Horn basin of Wyoming where adjacent fields have made most of their production from the Phosphoria and Tensleep formations. The Registrant participated in the drilling of the first test well on this lease in April 1997. The operator, Bataa Oil, Inc., situated the well site for the State 32-2 well on what was believed to be the highest point of the northeast-southwest of the Phosphoria and
Tensleep formations at an optimal position of approximately 4,500 ft.   This
seismic study confirmed the Tensleep formation to be structurally high with the potential to produce several million barrels of oil. The first test well was drilled to a total depth of 5,503 feet and was logged. The geological well\ report prepared by Subsurface Inc. indicated possible economic showings in both the Phosphoria and Tensleep formations and it was determined to complete the well. Attempts to complete encountered substantial water in the Tensleep zone and a squeeze job was unsuccessful. Further attempts to complete the Upper and Lower Phosphoria formations again encountered substantial water and were unsuccessful. The Operator recommended a polymer shut off treatment that was rejected by the joint venture partners and the well was declared to be a dry hole in July 1997 and was subsequently abandoned. Stone Canyon Colorado previously held a 15% interest in the Rose Creek leasees and acquired a further 5% interest subsequent to year end bringing its total interest to 20%. Such further interest was obtained through the forefeiture of a lease interest by a previous participant and acquired by Stone Canyon Colorado at no cost.

  Total funds expended on the drilling, completion and abandonment of the State 23-2 well totaled US $82,500.00. The Registrant is participating in a geological evaluation of the prospect to determine other potential drilling targets. This evaluation will be undertaken during July/August 1999.

                                  (c)  Meadow Deep and D Sand Leases

  In August 1996 Stone Canyon Colorado reached an agreement with several parties to purchase a cumulative 50% interest in the Meadow Deep and D Sand Development Leases located in the States of Wyoming and Colorado, which encompass a total combined area of 5,162.5 acres. Under the agreements, Stone Canyon Colorado was responsible to pay 100% of the drilling costs of the first test well drilled in the Meadow Deep leases to earn its 50% after payout interest.

 The D Sand Leases were to be drilled on the basis of each respective party's working interest percentage.

  Stone Canyon Colorado acquired a 100% before payout working interest in the Meadow Deep Prospect, subject to a 7.00% Ad Valorem and Severance Tax, freehold royalty of 12.5% and gross overriding royalty of 5.0%. Stone Canyon's interest in these leases is subject to a dispute with Bataa Oil, Inc. and certain founding shareholders regarding representations made in connection with the acquisition of these leases and operating costs since that time. (See "LEGAL PROCEEDINGS" in Part II below)

              Meadow Deep Prospect:

  Based on information supplied by the operator, Bataa Oil, Inc., the Meadow Deep Prospect is located in the Southwestern part of the Powder River Basin within the former Meadow Creek North Production Unit in Sections 14, 25, 26, 34, 35 & 36, Township 42 North, Range 78 West in Johnston Country, Wyoming, encompassing a total of 1,962.5 acres. The project operator, Bataa Oil, Inc., prepared a drilling recommendation with the Cretaceous First and Second Frontier and the Pennsylvanian Tensleep formations at 6,500 and 9,500 feet respectively, as the main objectives. The project consisted of an infill drill program on 40 acre sweet spots offsetting good wells. It was the intent of the Registrant to participate in the drilling of one 9,000 foot test well to the Tensleep zone to prove up a field with estimated potential reserves of 5 to 10 MMSTB.
A report prepared by G & H Production Company, LLC states: "In the Meadow
Deep Area only 3 wells have penetrated the Tensleep. However, the reserve potential is much greater with potential in the 5 to 10 MMBO range." Initial capital costs to drill and complete the wells were initally estimated by the operator at $360,000 US. Further capital costs for remedial work overs and eventual well abandonment and lease reclamation would be required at a future date.

  An Appraisal Report dated September 1, 1996 prepared by Citadel
Engineering Ltd., Petroleum Consultants, based on information supplied by the operator, Bataa Oil, Inc., states, "Discovered in 1949 on a major structural trend in the
Powder River Basin, the Greater Meadow Creek area has produced more than 40 MMSTB of oil, 80 BSCF of gas and 70 MMSTB of water. A review of available data indicates infill and step out locations remain in the First Frontier and Tensleep formations. Eleven (11) wells completed in the First Frontier have produced 1.3 MMSTB of oil, 21.2 Bscf of gas and 30 MSTB of water. These lands became available after the Federal government had them re-posted at public land auction".

                        D Sand Prospect

  Based on information supplied by the operator, Bataa Oil, Inc., the D Sand Prospect is located in the Denver Julesberg Basin, Young Field in Morgan County, Colorado in Sections 1,2, E/2 3, E/2 10, 11, 12, 13, 14, 15, E/2 22, 23 & 24,
Township 4 North, Range 58 West, encompassing a total of 3,200 acres. The Registrant had planned to participate in the drilling of three (3) wells, one
(1) well in
fall 1998 and two (2) wells in 1999 as part of a step-out drilling program.
This field
extension program is based on 3-D seismic data and is targeting the D-Sand. Initial capital costs to drill and complete the wells were estimated at $125,000 US. Further capital costs for remedial workovers and eventual well abandonment and lease reclamation would be required at a future date. The following information is extracted from an informational sheet on the D-Sand Prospect as prepared for the operator, Bataa Oil, Inc., by Mr. D. Murphy, P.Eng.:

    General Information:
    Location:                Denver Julesberg Basin
    Formation:               D-Sand (Channel Sand)
    Depth:                   4,000 to 6,500 ft.
    Number of wells:         2-12 per field

    Geological Information:
    Height:                  10 to 30 ft.
    Porosity:                10 to 18%
    Permeability:            50 to 200 md
    Initial Pressure:        2,000 to 2,500 psi

  The Registrant hoped to prove up a field with a reserve potential of 250,000 STB to 1,500,000 STB (primary recovery) and 1,000 to 7,000 MMCF gas. Stone Canyon Colorado owns a 50% working interest, which is subject to a 7.00% Ad Valorem and Severance Tax, Freehold royalty of 12.5% and gross overriding royalty (gorr) of 5.0% in the D Sand Leases.

  Based on information supplied by the operator, Bataa Oil, Inc., the September 1, 1996 Appraisal Report prepared for Stone Canyon Colorado by Citadel Engineering Ltd., Petroleum Consultants, includes a summary table, as set forth below, reflecting to a 50% interest in the Meadow Deep and D Sand Leases.

  Appraised Report (Constant Dollar Values)
Cash-flow in Thousands of Dollars (U.S.)

                                                DISCOUNTED
           Working Interest          Net
           Reserves
           Oil    Gas      Oil     Gas
           Oil    MMscf    MSTB    MSTB    Undisc.    10%    12%    15%    20%
                   (1)              (1)

Proved    202     1,213    167     999     1,230      738    673    589    477
Undeveloped

Land                                         275      275     275   275    275
5,163 acres
TOTAL     202     1,213    167     999     1,505     1,013    948   864    752

(1) Sales gas volume measured at 14.65 psia and 60 F

To date the Registrant has not expended any capital on the exploration or development of these leases and the Registrant does not intend to pursue development of these leases unless and until the ownership and litigation issues can be resolved. (See PART III, ITEM 2 "LEGAL PROCEEDINGS".)

                                  (d)  Wilson Creek Prospect

  Stone Canyon Colorado executed a farm-out agreement effective March, 1998 to earn an interest in certain lands in the Wilson Creek Area, Alberta, Canada. The land subject to the above farmout agreement is located in Township 43, Range 5,W5M, and encompasses 640 acres with the P&NG rights covering multiple geological zones including the Banff, Pekisko, Ellerslie, Glauconite, Ostracod, Viking, Cardium and Belly River.

  Under the terms of the agreement Stone Canyon Colorado was required to pay 100% of the drilling and completion costs attributable to a 33.57% interest in
the first test well drilled on the land to earn their working interest.   Stone
Canyon Colorado committed to drill a test well to a total depth of 2,250 metres to earn a 33.57% interest in the well Before Pay Out ("BPO"). The first test well was drilled in March of 1998. A high-risk exploration opportunity with excellent upside potential, the Wilson Creek 14-34 well had promising logs and DST's and Stone Canyon Colorado participated in the completion of the well in September 1998. Completion attempts produced flow rates below those anticipated by the Operator and therefore the Operator has suspended the well for further review. The Board of Directors are presently assessing further development opportunities on this lease prior to making any additional development decisions with respect to the remaining lease land or further re-works to increase existing production from the initial test well.

  Should the well produce in paying quantities, Stone Canyon Colorado will receive 100% of the revenues attributable to the 33.57% bpo interest, subject to gross over-riding royalties, until payout. Upon payout Stone Canyon
Colorado will revert to a total 16.79% interest in the well.   The lease has
surface to basement P&NG rights and the spacing for a single gas well and three oil wells.

  Stone Canyon Colorado and the Registrant executed an agreement with Revival Resources Ltd. effective March 22, 1999, to acquire their 22.38% APO interest in the Wilson Creek Prospect as well as their respective interests in certain other development leases located in the Province of Alberta. Under the terms of the agreement, the Registrant will issue a total of 63,801 shares of common stock a deemed value of US$0.53125 per share for total value of US$33,895 in full and final payment for the leases. As of the date of this filing the shares had been allocated but not yet issued.

  Other Requested Information

  (1)-(2) Distribution methods; Statutes of publicly announced products- None. The Registrant is currently in the development phase of its technologies products.

  (3) Competitive Conditions. The oil and gas industry is highly competitive. The Registrant faces competition from large numbers of oil and gas companies, public and private drilling programs and major oil companies engaged in the acquisition, exploration, development and production of hydrocarbons in all areas in which it may attempt to operate in the future. Many of the programs and companies so engaged possess greater financial and personnel resources than the Registrant and therefore have greater leverage to use in developing technologies establishing plants and markets, acquiring prospects, hiring personnel and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The markets for crude oil and natural gas production have increased substantially in recent years. Oil prices have stabilized generally, but the world market for crude oil should be considered unstable due to uncertainty in the Middle East. There is considerable uncertainty as to future production levels of major oil producing countries. Significant increases in production could create additional downward pressure on the price of oil. A precipitous drop in oil & natural gas prices in the future market occurred in January 1998, but the Registrant does not expect to be adversely affected further.

  (4) Sources of raw materials and names of technologies - None.  The
Registrant is currently in the development phase of its technologies and products. The Registrant has executed a license agreement with the Novocherkassk Plant of Synthetic Products in Rostov, Russia, to utilize its proprietary catalyst. The Registrant will purchase the catalyst as required.

  (5) Dependence on a Single Customer or a Few Customers - None. The Registrant has no customers at this time.

  (6) Patents - The Registrant, through its subsidiaries, has the following patents and patent applications on file in regards to the Technologies (all of which have been assigned to one of its subsidiaries):

       1.  French  Patent Application No. 97-10989: A CZERNICHOWSKI,
P. CZERNICHOWSKI "Assistance Electrique D'Oxydation Partelle d'Hydrocarbures Legers Par L'Oxygene". Filing Date 01.09.97 This application was accepted on October 20, 1997.

       2.  French Patent Application No. 97-00364: A CZERNICHOWSKI,
P. CZERNICHOWSKI, "Conversion D'Hydrocarbures Assistee par Les Arcs Electrirques Gissants En Presence De La Vapeur D'Eau Et/ou De Gaz Carbonique". Filing Date: 13.01.97

       3.  USA and PCT Patent Applications Nos. US5371-00100 and
PCT/US98/00393: A CZERNICHOWSKI, P. CZERNICHOWSKI, "Conversion of hydrocarbons assisted by gliding electric arcs in the presence of water vapor and/or carbon dioxide". Filing date: 12.01.98

       4.  USA and PCT Patent Applications Nos US5407-00500 and
PCT/US98M8027: A CZERNICHOWSKI, P. CZERNICHOWSKI, "Electrically assisted partial oxidation of light hydrocarbons by oxygen". Filing Date: 23.08.98

       5.  French Patent Application No. 981283: P JORGENSEN,
"Conversion profonde jumelant la demetallisation et la conversion de bruts, residus ou huiles lourdes en liquides legers, a l'aide de composes oxygens purs ou impurs (H20, CO2, CO accompangnes de H2, N2 SH2 etc)". Filing date 16.10.98

  (7)-(8) Need for Governmental Approval; Government Regulations - The Registrant at this time is unaware of any governmental laws, rules or regulations that are applicable to its operations or those of its subsidiaries. The registrant is aware that in order to commence construction and operation of demonstration plants for the technologies in the Province of Alberta, Canada, certain approvals from the Alberta Energy Utility Board and other Alberta regulatory bodies will be necessary. The Registrant expects that should it determine to construct the plants in any jurisdiction that there will be governmental laws, rules or regulations with which the Registrant must comply.

  (9) Registrant Sponsored Research and Development

        (a) Since the acquisition of the GTL Technology in May 1998, the Registrant has expended $478,859 to the quarter ended March 31, 1999 in the development thereof in consulting fees and expenses directly related to the "prove-up" of the GTL Technology.

       (b) Since its acquisition in January 1999, the Registrant has expended $100,121 to the quarter ended March 31, 1999 in the further research and development of the CPJ Technology.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

  The Registrant has no ongoing primary income source at this time. Capital from equity issues or borrowings is required to fund future operations.

  During the period ended December 31, 1997, the Registrant raised $33,000.00 from its initial placement of common stock. Stone Canyon Colorado, the Registrant's wholly owned subsidiary, had debt on its balance sheet of $453,916 which was due and payable to Stone Canyon Canada prior to the acquisition of Stone Canyon Colorado by the Registrant. Subject to the share exchange agreement between the Registrant and Stone Canyon Colorado, the Registrant exchanged a total of 2,901,007 shares of its common stock on a one for one basis with Stone Canyon Colorado. In addition, the Registrant retired the loan payable by Stone Canyon Colorado to Stone Canyon Canada through the issue of 4,539,162 shares of common stock at the time of the acquisition.

  During the year ended December 31, 1998, the Registrant raised $175,000 from equity private placements and issued a total of 10,000,000 shares of common stock at a deemed value of $0.10 per share ($1,000,000) subject to the terms of a share exchange agreement between the Registrant and Laxarco, whereby the Registrant acquired 75% of the issued and outstanding shares of Carbon, the holder of a 100% interest in and to a patented and proprietary gas-to-liquids technology. Subsequent to the year ended December 31, 1998, and during the quarter ended March 31, 1999 the Registrant raised an additional $595,157 from equity private placements completed under a Regulation D, Rule 504 offering.

  In addition, the Registrant entered into an agreement with Stone Canyon Canada, an Alberta corporation and an affiliate of the Registrant, whereby
Stone Canyon Canada is required to fund the design and construction of a 4 bbl per day demonstration facility to test SynGen Technologies' patented GTL process in return for the Canadian licensing and marketing rights to the technology. To December 31,1998 the Registrant and its subsidiaries had expended a total of $437,435 in relation to the development of the GTL technology and have invoiced Stone Canyon Canada for reimbursement of applicable expenses totaling $370,799 (inclusive of a surcharge of 2.5% on all applicable charges for management of the accounts) in respect of the 4 bbl/day demonstration facility. To December 31, 1998 the Registrant had received a total of $88,448 in reduction of this account receivable. These 4 bbl/day project expense amounts are recorded as project income on the Registrant's audited financial statements to the year ended December 31, 1998. All other amounts expended in relation to the development of the GTL technology are recorded as oil technology acquisition costs on the balance sheet. Subsequent to the year ended December 31, 1998 and during the quarter ended March 31, 1999 the Registrant expended an additional $43,962 on development of the GTL technology.

  Subsequent to the year ended December 31, 1998 and pursuant to the acquisition of Lanisco Holdings Limited effective January 6, 1999 the Registrant entered into an option agreement January 8, 1999 with Texas T Petroleum Ltd., a Colorado corporation, whereby the Registrant received payment of $100,000 in consideration for the granting of an option to Texas T Petroleum Ltd. whereby Texas T Petroleum would expend an additional $100,000 towards the re-construction of a heavy oil upgrading pilot plant in Orleans France, to earn the right to negotiate to acquire a 50% interest in and to the heavy oil upgrading technology. The option consideration received is recorded as income on the Registrant's financial statements to March 31, 1999. The Registrant expended option funds received to acquire 1,000,000 Units of Texas T
Petroleum Ltd. at $0.10 per Unit effective January 8, 1999 which amount is recorded as an investment on the balance sheet to March 31,1999. As of March
31, 1999 the Registrant and its subsidiaries had expended a total of $101,121 on development of the heavy oil upgrading technology. As at the quarter ended March 31, 1999 total of $65,470 had been received from Texas T Petroleum Ltd. in relation to invoices forwarded from the Registrant for reimbursement in relation to the re-construction of the heavy oil upgrading facility.

  Results of Operations

  During its initial period of operations ended December 31, 1997, the Registrant purchased certain exploration oil and gas leases at a total cost of $458,080. These leases were development prospects and no revenue was generated during this initial period. The Registrant also expended a total of $67,016 in general and administrative costs to the period ended December 31, 1997. The majority of the administrative costs were paid to computer consultants and former directors of the Registrant in relation to the initial project of the Registrant involving the provision to ATM customers of a solution for automated teller machines and electronic transfer processing.

  During the year ended December 31, 1997, the Registrant expended approximately $99,962 on exploratory drilling on two of the US leases which were subsequently declared dry holes. During the most recently completed fiscal year, the Registrant was invoiced a total of $229,859 for drilling and completion charges on development of a Canadian lease. The Registrant expended $90,427 during the fiscal year ended December 31, 1998 in relation to such invoices. There was no further reduction to the amount outstanding in relation to these invoices to March 31, 1999. No funds have been expended on the further development of the Registrant's oil and gas leases to the quarter ended March 31, 1999.

  In May 1998, the Registrant acquired a seventy-five percent (75%) interest in Carbon, a Cyprus corporation, through a share exchange agreement which resulted in the Registrant issuing a total of 10 million shares of common stock at a deemed value of $0.10 per share. In June 1999, the Registrant acquired the remaining twenty-five percent (25%) of Carbon in exchange for the issue of an additional 3 million shares of common stock at a deemed value of $0.10 per share. The total of 13 million shares issued in connection with the acquisition of Carbon are currently being held in escrow pending the Technologies being proven to be commercially viable. Neither of the two technologies currently under development by the Registrant and its subsidiaries SynGen Technologies Limited and Carbon, have been proven commercially viable as yet. All or a portion of the 13 million shares issued for the acquisition of the two technologies are subject to verification of commercial viability.

  Subsequent to the acquisition and to the quarter ended March 31, 1999, the Registrant expended $478,859 on research and development related to the gas-to-liquids Technology. It is expected that significant expenditures will be incurred during the next nine to twelve months to prove the efficacy of the gas-to-liquids Technology. All expenses related to the development of the 4 bbl per day demonstration facility will be incurred by Stone Canyon Canada in return for the Canadian marketing and licensing rights to the gas-to-liquids Technology. The Registrant anticipates the cost for the design, engineering and construction of such facility to be approximately US$2 million. However, the Registrant will continue to be responsible for, and need to locate funding to the meet the costs of ongoing development of the gas-to-liquids technology.

  The Registrant and Texas T Petroleum Ltd. have entered into a series of transactions whereby Texas T will fund a significant portion of the costs associated with the development of the CPJ Technology. The Registrant intends to transform its current 1/2 bbl per day upgrading facility into a 500-1,000 bbl per day unit. The cost of engineering and developing the "scale up" of the current unit to a 500-1,000 bbl per day unit is anticipated to be $500,000 and the cost of constructing such a facility will be approximately $2-3 million.

  The Registrant's arrangements with Texas T have allowed it to bring the CPJ Technology to its current level of development and will meet a significant portion of the costs described in the preceding paragraph. In total, Texas T is obligated to provide the Registrant (or its subsidiaries or assigns) with US$1 million in cash and 3 million units of Texas T. Each Texas T unit consists of one (1) share of common stock and a warrant to purchase one (1) share of common stock; 1 million of the warrants are priced at US$0.50 per share and the other 2 million warrants are priced at US$1.00 per share.

  The foregoing arrangements were the result of verbal and written agreements between the Registrant and Texas T. January 8, 1999, the Registrant granted Texas T the option to acquire fifty percent (50%) of the Registrant's interest in the CPJ Technology. In exchange for such option, Texas T paid US$100,000 towards the development of the CPJ Technology and a subsidiary of the Registrant acquired 1 million Units of Texas T, with each Unit priced at $0.10. The Registrant and Texas T then executed a share exchange agreement dated as of June 26, 1999, whereby Texas T acquired from the Registrant fifty percent (50%) of the issued and organized shares of Carbon (which at that time was owned 100% by the Registrant) and thereby a 50% interest in and to the proprietary CPJ Process. The consideration for such interest is an additional US$900,000 and 2 million Texas T Units. The shares of Carbon to be transferred to Texas T under such agreement, as well as the 2 million Texas T Units, are currently being held in escrow pending fulfillment of Texas T's $900,000 funding obligation.

  The Registrant expects additional development costs, once Texas T has fulfilled its obligation, of approximately $1.5-$2.5 million which will be divided equally among the two shareholders of Carbon (i.e. the Registrant and Texas T). The Registrant expects to be funded by potential licensees, joint venture partners and/or other financing vehicles.

  Cash Flows

  The Registrant and its subsidiaries have achieved no revenues from operations in either 1997 or 1998. Income was generated to the year ended December 31, 1998 by the reimbursement of GTL project expenses by Stone Canyon Canada totaling $370,799 of which $88,448 has been received and $282,351 remains an
outstanding account receivable to March 31, 1999.   In addition, the Registrant
received $100,000 in option consideration to March 31, 1999 from Texas T Petroleum Ltd. in relation to agreements reached January 8, 1999 in respect of
the development of the CPJ Process and a further $454 in consulting fees.   The
Registrant and its subsidiaries do not expect to generate project revenues during the remainder of the current fiscal year to December 31, 1999. Therefore, the Registrant and its subsidiaries are dependent upon private placements, loans and/or joint venture arrangements, such as the separate agreements recently negotiated with Stone Canyon Canada and Texas T Petroleum Ltd. to fund future operations until it develops sufficient revenue from its assets. Current budgets project revenues to commence in the year 2000.

  If such sources of funds are not located, the Registrant will not be able to meet its objectives and may be forced to sell assets.

  Changes in Financial Position

  During 1997, the Registrant's current and long term assets increased by approximately $487,000 primarily as a result of the acquisition of certain oil and gas properties by Stone Canyon Colorado, the Registrant's wholly owned subsidiary acquired as a result of a share exchange effective November 24, 1997. At the year ended December 31, 1997 liabilities totaled approximately $38,000 and consisted of outstanding accounts due to creditors.

  During 1998, the Registrant's assets increased by approximately $1.3 million primarily due to the acquisition of 75% of Carbon through the issue of 10 million shares at a deemed value of $0.10 per share ($1,000,000). Current assets increased primarily as a result of an increase in accounts receivable of $282,351 reflecting income realized from the invoicing of project expenses with respect to the GTL technology to a third party for reimbursement. While the balance sheet reflects a reduction in the Oil Lease Acquisition account as a result of $171,019 in lease development costs expended during the previous period being expensed through the operating accounts, the Registrant was invoiced $229,859 (and expended a total of $90,427 with respect to such invoice) on development of its Alberta, Canada leases to the year ended
December 31, 1998.   To the quarter ended March 31, 1999 the Registrant's
assets increased further with the addition of $100,000 in option consideration received and invested in the acquisition of share capital and the expenditure of $100,121 on development of the CPJ Process and $43,962 on the development of the GTL technology.

  Current liabilities at December 31, 1998 amounted to $834,965 and consisted primarily of loans payable with respect to funds advanced for general working capital by various related and un-related parties, and outstanding accounts due to creditors of the Registrant and its subsidiaries. Of the outstanding loans payable at December 31, 1998, $156,500 was due to a related party with a director and officer in common to the Registrant and its subsidiaries; $116,396 was due to various unrelated, arm's length parties and $67,309 was due to a Colorado corporation in respect of a refundable deposit received in respect of the development of the GTL technology. Of the outstanding accounts due to creditors, there remained upaid a total of $153,838 in respect of project expenses for the development of the GTL technology. (This amount is also reflected on the balance sheet as an account receivable due from Stone Canyon Canada in respect of their September 30, 1998 agreement to fund all project expenses in relation to the development of the GTL technology and construction of the 4 bbl per day demonstration facility.) The remaining balance in accounts payable of $340,922 reflects amounts due to approximately 30 creditors for various aspects of the general operations of the Registrant and its subsidiaries including management services, consulting services, investor relations activities, advertising and promotion, secretarial services, office expense, rent, legal, accounting and transfer services and various other general fees and charges. To the subsequent quarter ended March 31, 1999, the Registrant's liabilities decreased as a result of the conversion of certain creditors' outstanding loans to capital shares in the aggregate amount of $411,311.

  Shareholders equity at December 31, 1997 was approximately $449,000 inclusive of a loss from operations of $67,016. As of December 31, 1998 the shareholders equity had increased to $918,059 inclusive of an accumulated loss from operations of $772,854. Total issued and outstanding share capital as of the year ended December 31, 1997 was 9,989,669 common shares as compared to a total of 20,332,526 common shares as of December 31, 1998. As at the subsequent quarter ended March 31, 1999, total issued and outstanding share capital was 21,522,840 common shares with total shareholders' equity increasing to $1,513,236, inclusive of a small gain from operations totaling $20.

  The Registrant will require additional equity loans to meet its primary business goal of bringing its development technologies to the market.

  Comparison of Results of Operations for the Fiscal Periods ended December 31, 1997 and 1998 and subsequent quarter ended March 31, 1999.

  The Registrant had no operating revenues to the year ended December 31, 1997. For the year ended December 31, 1998 the Registrant realized revenues from project expenses reimbursed in respect of the development of the GTL technology of $370,799 and an additional $100,454 in option and consulting consideration to the quarter ended March 31, 1999.

  The Registrant incurred operating losses of $67,016 in 1997 and accumulated losses of $772,854 in 1998, which resulted in losses per share of $0.02 and $0.05 respectively. There was a small gain to the quarter ended March 31, 1999 totaling $20. However, the Registrant anticipates the fiscal year ended December 31, 1999 will continue to reflect losses and minimal revenues. Current budgets and project time lines project revenues from licensing fees as a result of the marketing of one or both of the Registrant's development technologies will be generated during the year ending December 31, 2000.

      Liquidity

  The Registrant expects that its need for liquidity will increase in 1999 and 2000 in anticipation of expending funds to develop its heavy oil upgrading and gas-to-liquids technologies.

     Short Term

  On a short term basis the Registrant does not generate any revenue to cover operations. The Registrant will continue to be dependent on equity funds raised, joint venture arrangements and/or loan proceeds to meet current and recurring liabilities, general working capital and technology development expenses until such time as the Registrant is generating net annual revenues.

     The Registrant's current liabilities of $834,965 exceeded current assets of $309,253 as at the year ended December 31, 1998 by $525,712. A total of $353,000 of the current liabilities was owed to various individuals with respect to funding the ongoing development of the technology and general working capital. These individuals agreed to convert these short term liabilities into equity during the first quarter of fiscal 1999 and as at March 31, 1999 current liabilities exceeded current assets by $334,736. Certain amounts totaling $65,470 presently included in the current liabilities as an investor deposit as at the quarter ended March 31, 1999 will be re-allocated to project income upon receipt of total funds of $100,000, fulfilling the terms of the option agreement.

     Long Term

     Presently on a long term basis, the Registrant has no fixed assets. Asset value will be dependant on the successful development of the two proprietary technologies and proof of their commercial viability.

     As mentioned above the Registrant does not presently generate any ongoing revenue. It is anticipated that operations will have minimal net cash flow to the fiscal year ended December 31, 1999. The Registrant will remain reliant on the successful development and marketing of the heavy oil upgrading process and gas-to-liquids process for possibility of future income.

     Capital Resources

     The primary capital resources of the Registrant are its stock which may be illiquid because of resale restrictions and/or as a result of unproven development technologies encompassing the major assets of the Registrant.

  As of the date of this filing the Registrant and its subsidiaries had material
commitments within the next year of approximately $3 million.   These
commitments are either to finance and/or to arrange to have financed, continuing research and development relating to its technology. Certain of these committed expenditures have been financed by divestiture of certain marketing and licensing rights and/or sale of an interest in and to one or both of the Registrant's proprietary processes.

ITEM 3. DESCRIPTIONS OF PROPERTIES

  Principal Plants and Other Property

              (i) The Registrant's property holdings are as follows:

                        (1) Suite 210 214 11th Avenue, S.E.
                        Calgary, Canada T2G 0X8

            The Registrant subleases this property from CMJ Consulting, Inc. (see "CERTAIN RELATIONSHIPS AND RELATED
            PARTY TRANSACTIONS") at the rate of $2,000 per month; This property includes 1,200 square feet and serves as the Registrant's administrative headquarters.

                        (2)  14 Rue Jean Moulin
                             Orleans, France

                        The Registrant rents this property for $1,038 US per
            month. This property includes 2,000 square feet and the Registrant uses these facilities for its research laboratories where it tests and develops its CPJ and GTL Technologies.

                        (3)  5215 Spanish Oak
                             Houston, Texas 77066

                        This space is made available to the Registrant in
            connection with its consulting agreements with Glidarc Technologies. The Registrant uses these facilities for its project management and oversight of the research and development activities.

                        (4)  8 Bellevue Road
                             London, England  SW177EG

                        This space is made available to the Registrant in
            connection with its consulting agreements with Dow's Port Technical Services. The Registrant uses this property in conjunction with the activities at its Houston offices and Orleans testing facilities.

  Oil and Gas Producing Activities

            See Item 1, "DESCRIPTION OF BUSINESS - The
            Registrant's Business-Business of Carbon Canyon
            Resources, Inc - Oil and Gas Properties".

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AS OF MAY 30, 1999

  (a) Beneficial owners of five percent (5%) or greater, of the Registrant's Common Stock based upon 21,874,526 shares issued and outstanding as at June 8, 1999. (This figure does not include 1,828,000 unexercised share purchase warrants.) No Preferred Stock is outstanding as of the date hereof

Title            Name and                   Amount and          Percent
of               Address of                 Nature of            of
Class            Beneficial Owner           Beneficial Owner    Class

Common shares   Laxarco Holding Limited     10,000,000*          46%
                2 Sofouli Street, Nicosia
                Cyprus 1522

Common Shares   Stone Canyon Canada        1,980,355**            9%
                Suite 210 - 214 11th
                Avenue SE, Calgary,
                Alberta T2G 0X8


* This figure does not include 3,000,000 shares reserved for issue but not yet issued as of the date of this filing

** This figure does not include 210,000 unexercised share purchase warrants

  (b) The following sets forth information with respect to the Registrant's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group.


Title of Class   Name of Beneficial Owner Amount and Nature of  Percent of Class
                                          Beneficial Ownership



Common       Thomas Cooley-               500,000 shares owned    2.1%
             Director and Officer         directly
             of Carbon Resources
             Limited

Common       Thomas Cooley                125,000 shares owned     .53%
                                          by Mr. Cooley's wife
                                          Caroly Cooley

Common       Cameron Haworth              7,000 shares owned
                                          directly                .03%


Common       James Shone                  500 shares owned        .002%
             Director of Synergy          directly
             Technologies
             Corporation and
             Stone Canyon Colorado
             Inc.


Common      Jacqueline Danforth           68,500 shares owned     0.3%
            Director and Officer          directly
            of Synergy Technologies
            Corporation, Carbon
            Resources Limited,
            SynGen Technologies
            Limited and Stone
            Canyon Colorado

Common      Argonaut Management Group     114,857 shares          0.5%
                                          Beneficial owner:
                                          Jacqueline Danforth
                                          who is the sole
                                          shareholder, officer
                                          and director




Common shares held                        815,857 shares            3.44%
by directors and
officers as a group


ITEM 5. DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS AND
                   CONTROL PERSONS

  Directors and Officers of the Registrant and its Subsidiaries

           a.  Management of the Registrant

  The following table furnishes the information concerning the directors of the Registrant as of June 31, 1999. The directors of the Registrant are elected every year and serve until their successors are elected and qualify.



Name                    Age      Title                       Term of Service

Cameron Haworth          39      President, Director         12/97 to Present
James Shone              25      Director                    12/97 to Present
Jacqueline Danforth      27      Sec./Treasurer, Director    12/97 to Present



Mr. Cameron Haworth, B.Sc.   President & Director

Mr. Haworth who has been with the Registrant since December 1997, obtained his B.Sc. in December 1987 from the University of Wyoming and a Degree in Petroleum Technology from SAIT in 1984. Mr. Haworth is currently employed by Schlumberger (formerly REDA Services) as the sales manager. Mr. Haworth has several years of experience in the oil and gas industry supervising and coordinating the marketing, sales and field services and order initiation for the Canadian market. Mr. Haworth has extensive experience in preparing business plans and presentation material. Mr. Haworth has been an officer and director of Stone Canyon Canada from July 1997 to present and an officer and director of Stone Canyon Colorado from January 1998 to present.

Ms. Jacqueline Danforth - Secretary/Treasurer, Director
Ms. Danforth, has been an officer of the Registrant since December 1, 1997, has been a director of Carbon since May 22, 1998 and a director of SynGen Technologies Limited since June 25, 1999. Ms. Danforth has spent the past several years in the employ of publicly traded companies. Ms. Danforth provides contract administrative and accounting services to these companies and is familiar with all aspects of day to day administration including public reporting requirements under Canadian regulatory rules.

Ms. Danforth has recently expanded her duties to include a stronger focus on the oil & gas sector and has attended numerous courses and seminars offered by CAPL and the University of Calgary to familiarize herself with the
industry.    Ms. Danforth has been an officer of Stone Canada Colorado from
November 14, 1996 to date. Ms. Danforth is also a nominee holder of thirty-three percent (33%) of the outstanding shares of CMJ Consulting Ltd. which has management and administrative contracts with the Registrant. Ms. Danforth is currently completing her CGA.

James Shone, B.Comm., Director   Mr. Shone has been with the Registrant since
December 1997, is currently employed by the Business Development Bank of Canada
(BDC) in the finance department and is serving his first term on the Board of a publicly trading Company. Previously employed with the Trust Company of the Bank of Montreal as a client service officer, Mr. Shone is fully versed in the review and assessment of the financial operations of corporate operations. Mr. Shone takes an active role in the management of the Company's financial operations and annual corporate expenditures. Mr. Shone is familiar with financial statement review and preparation, budgeting and financial forecasting. Mr. Shone is a graduate of McGill University. Mr. Shone has been a director of Stone Canyon Colorado since January 1998.

                 b. Management of Stone Canyon Colorado (a wholly-owned subsidiary of the Registrant)

Directors and Officers of Stone Canyon Colorado are as follows:


Name                  Age    Title                            Term of Service

Cameron Haworth        39    President, Director              1/98 to Present
James Shone            25    Director                         1/98 to Present
Jacqueline Danforth    27    Secretary/Treasure, Director     1/98 to Present



For information on Cameron Haworth, Jacqueline Danforth and James Shone, see "Management of Synergy Technologies Corporation", above.

        c.  Management of Carbon Resources Limited

     Directors and Officers of Carbon Resources Limited are as follows:


Name                    Age  Title                   Term of Service

Thomas E. Cooley        58   President, Director     5/98 to Present
Jacqueline Danforth     27   Director                5/98 to Present
Dema Consultants Ltd.   --   Secretary               5/98 to Present


Thomas Cooley, P.E.- Mr. Cooley has been the President and director of Carbon since May 1998 and has been a director of SynGen Technologies Limited since June 25,1999. Mr. Cooley is the former President of Kvaerner Membrane Systems, a company which supplies polymeric membrane based systems worldwide for CO2 removal. A well regarded process engineer, he pioneered the use of membranes for natural gas treating and has been active in the field for over 20 years.
Mr. Cooley received his B.S. in Chemical Engineering from Rice University and is a registered P.E. in both Texas and Alberta. He is often referred to as the "father of natural gas treating membranes".

Mr. Cooley holds three U.S. patents. Mr. Cooley is an officer and director of Media Dreams, dba Glidarc Technologies (see " CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS").

Dema Consultants Ltd., a Cyprus corporation, is the registered secretary of Carbon.

For information on Jacqueline Danforth, see "Management of Synergy Technologies Corporation", above.

       d.  Management of SynGen Technologies Limited

  Directors and Officers of SynGen Technologies Limited are as follows:



Name:                   Age  Title           Term of Service

Jaqueline Danforth      27   Director        6/25/99 to Present
Thomas E. Cooley        58   Director        6/25/99 to Present
Dema Consultants Ltd.   --   Secretary       6/25/99 - Present


  For information on Ms. Danforth, see "-Management of Synergy
Technologies Corporation" above; for information on Mr. Cooley, see "- Management of Carbon Resources Limited" above.

  The Board of Directors of SynGen has no nominating, auditing or compensation committee.

  The term of office for each director is one (1) year, or until his/her successor is elected at the Registrant's annual meeting and qualified. The term of office for each officer of the Registrant is at the pleasure of the board of directors.

  Identification of  Significant Employees

Dr. Albin Czernichowski   Dr. Czernichowski, who is the co-inventor of the
SYNGEN process, currently teaches and performs his research as the 1st class professor at the University of Orleans (France). A graduate in Chemical Engineering at the Technical University of Wroclaw (Poland), he also received his Ph.D. and Habilitation grades in Physical Chemistry and then the full professor position (1979). For almost 40 years he has been involved in different fields of Plasma Chemistry.

Supervisor of 21 Master's and 18 Ph.D theses, he is the author of 6 monographs and textbooks, 63 papers published in scientific journals, 155 other papers (conferences,communications), 30 patents and more than 62 reports. For the past 10 years he has been developing plasma reactors for hydrocarbon conversion processes such as heavy hydrocarbons cracking and hydrogenation, light hydrocarbons cracking, reforming or partial oxidation in order to produce H2, CO, C2H2, C2H4 as well as the hydrogen sulfide destruction and its full or partial alorization for oil & gas industry and geothermy. Work related to environmental clean up has included such applications as VOC abatement in flue gases, flue-gas SOX or NOX reduction to elements, soot after-burning, and CO2 dissociation.

Robert W. Cooley   Mr. Cooley who is currently involved in project management for SynGen Technologies and Carbon holds a degree in Business Administration from Texas A & M University. Since his graduation in 1972, Mr. Cooley has been employed with a number of major manufacturers related to the oil and gas
industry, holding positions in marketing, sales and project mangement.   Mr.
Cooley's most recent employment was in the capacity of Manager, Projects, for Kvaerner Membrane Systems from 1994 to 1998 during which time his responsibilities included overseeing of engineering design and project management.

John D. Bruce   Mr. Bruce, who provides marketing and corporate development services to SynGen Technologies and Carbon, is a senior consulting engineer with Dow's Port Technical Services Limited, a registered Channel Island company providing business development, oil and gas related technical services and support to the petroleum industry worldwide. Since graduation from Montana State University, his experience includes project or engineering and management roles with Refinery Engineering, C&I Girdler, Delta Engineering in Houston and London, and C.G. Doris Engineering in Paris. Mr. Bruce was instrumental in identifying the potential of the plasma technology of Dr. Czernichowski. Mr. Bruce assisted in funding the ongoing R&D and coordinated the technical liaisons leading to the SYNGEN reactor. He currently maintains an office in London, U.K.

  Family Relationships

  Robert Cooley is the brother of Thomas Cooley.

ITEM 6.  EXECUTIVE COMPENSATION

  Cash Compensation

  Compensation paid by the Registrant for all services provided during the fiscal year ended December 31, 1998, (1) to each of the Registrant's five most highly compensated executive officers whose cash compensation exceeded
$60,000 and (2) to all officers as a group is set forth below under directors.

 SUMMARY COMPENSATION TABLE OF EXECUTIVES
 ----------------------------------------

                  Annual Compensation

(a)                   (b)   (c)        (d)       (e)           (f)            (g)          (h)   (i)

Name and Principal    Year  Salary($)  Bonus($)  Other Annual  Restricted     Securities   LTIP  Other
Position                                         Compensation  Stock Award($) Underlying
                                                                              Options/SARS
Jacqueline Danforth
Secretary/Treasurer
and Director         1997   0          0         0             0              0             0     0

Jacqueline Danforth
Secretary/Treasurer
and Director         1998   0          0         0             0              0             0     0

Jacqueline Danforth
Secretary/Treasurer
and Director         1999   0          0         0             0              0             0     0

Cameron Haworth
President/Director   1997   0          0         0             0              0             0     0

Cameron Haworth
President/Director   1998   0          0          0            0              0             0     0

Cameron Haworth
President/Director   1999   0          0         0             0              0             0     0

Thomas Cooley,
President of Carbon
Resources Limited    1998  81,666.62*  0         0             0              0             0     $932

Thomas Cooley,
President of Carbon
Resources Limited    1999 45,120.00    0         0              0             0             0     0

  * There remained an unpaid balance due to Mr. Cooley of $23,333.32 as of December 31, 1998 which was settled in full prior to the date of this filing.


    Compensation Pursuant to Management Contracts.

  Ms. Danforth receives $250.00 per month for administrative services. Mr. Cooley receives compensation for his services through a consulting agreement between the Registrant and Glidarc Technologies (see " - CERTAIN
RELATIONSHIPS AND RELATED PARTY TRANSACTIONS").

    Other Compensation - None; no stock appreciation rights or warrants exist.

    Compensation of Directors

  The Registrant did not pay any compensation services provided as directors during the fiscal year ended December 31, 1998.

    Termination of Employment and Change of Control Arrangements

  None.

    Key Employees Incentive Stock Option Plan

  None.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED PARTY
TRANSACTIONS

  Effective May 20, 1998, Stone Canyon Canada, a corporation of which Ms. Danforth and Mr. Haworth are each a director and officer, of which Ms. Danforth is a greater than 5% shareholder, acquired 200,000 Units of the Registrant, pursuant to an offering pursuant to Regulation S under the Securities Act of 1933.
The Units were acquired at $0.50 per Unit each Unit consisting of one common share and one share purchase warrant entitling the holder to acquire one additional share of common stock.

  Effective July 2, 1998, Stone Canyon Canada a corporation of which Mr.
Haworth and Ms. Danforth are each a director and officer, of which Ms. Danforth is a greater than 5% shareholder, acquired 10,000 Units of the Registrant pursuant to pursuant to Regulation S under the Securities Act of 1983. The Units were acquired at $0.50 per Unit each Unit consisting of one common share and one share purchase warrant entitling the holder to acquire one additional share of common.

  Effective September 30, 1998, Stone Canyon Canada, a private Canadian corporation of which Mr. Haworth and Ms. Danforth are each a director and officer, and of which Ms. Danforth is a greater than 5% shareholder, and the Registrant executed an agreement whereby Stone Canyon Canada was required to pay the costs of development of a 4bbl/day test facility for a gas-to-liquids technology currently under development by the Company in return for the Canadian licensing and marketing rights to the technology. As of the end of the last fiscal year Carbon Resources Limited, a subsidiary of the Registrant was due a total of $324,205 from Stone Canyon Canada in respect of development costs chargeable to the development of the 4bbl/day facility.

  On February 10, 1999, the Registrant commenced a private placement of its common stock under Rule 504 of Regulation D at $0.50 per Unit. Each Unit consisted of one (1) share of common stock and one (1) warrant excercisable during the next two (2) years. The Units were priced at $0.50 US per Unit. The Registrant completed this offering on April 6, 1999, with proceeds of $750,000 for 1.5 million units. No commissions fees, underwriting fees, discounts or other selling expenses were paid.

  Effective February 17, 1999, CMJ Consulting Ltd., a corporation of which
Ms. Danforth is a director, officer and nominee holder of one-third of the outstanding stock, acquired 470,000 Units of the Registrant pursuant to an offering made pursuant to Regulation D under the Securities Act of 1933. The Units were acquired at $0.50 per Unit, each Unit consisting of one common share and one share purchase warrant entitling the holder to acquire one additional share of common stock.

  Effective April 5, 1999, CMJ Consulting Ltd., a corporation of which Ms. Danforth is a director, officer and nominee holder of one-third of the outstanding stock, acquired 124,686 Units of the Registrant pursuant to an offering made pursuant to Regulation D under the Securities Act of 1933. The Units were acquired at $0.50 per Unit, each Unit consisting of one common share and one share warrant entitling the holder to acquire one additional share of common stock.

  Carbon and Glidarc Technologies have an arrangement whereby Glidarc provides Carbon with engineering services at a range of hourly rates ranging
from $25 hour to $80 per hour.   Mr. Cooley, an officer and director of Carbon,
contracts out his consulting services through Glidarc (of which he is also an officer and director) to Carbon at the rate of $80.00 per hour.

  Ms. Jacqueline Danforth receives $250.00 per month for administrative services from Stone Canyon Colorado.

ITEM 8.  DESCRIPTION OF SECURITIES

  The Registrant is presently authorized to issue fifty million (50,000,000) shares of its $0.002 par value common shares in such classes as the Board may determine. As of the effective date of this Registration Statement, Twenty One Million Eight Hundred Seventy-Four Thousand Five Hundred Twenty-Six (21,874,526) shares of common stock are issued and outstanding.

Common Shares

  All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or directors or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Registrant's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of shares. It should be noted that the By-Laws may be amended by the board of directors without notice to the shareholders. The shares of the Registrant do not have cumulative voting rights,which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.


                        PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  (a) The Registrant's common stock is not now traded on the "Over-the-Counter" market, but when traded will be quoted in the National Quotation Bureau or the NASD Electronic Bulletin Board. The following table sets forth high and low bid prices of the Registrant's common stock for 1997, 1998 and through May 30, 1999, which are the only years the Registrant has been in existence:

                              High          Low
  1999
Second Quarter
(Through May 31, 1999)       $2.93          $0.59
First Quarter                $0.875         $0.437

  1998
Fourth Quarter               $0.875         $0.375
Third Quarter                $2.125         $0.718
Second Quarter               $1.938         $0.500
First Quarter                $1.437         $0.400

  1997
Fourth Quarter               $0.500         $0.438
Third Quarter                 N/A           N/A


  Such over the counter market quotations reflect interdealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

  Stockholders

  As of May 31, 1999, the Registrant had 127 shareholders of record of its common stock.

  Dividends

  No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Registrant does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

  Bataa Oil, Inc.

  In October 1999, the Registrant, through its wholly-owned subsidiary, Stone Canyon Colorado purchased the interest in the leasehold properties described above in Item 2 "DESCRIPTION OF BUSINESS - The Registrant's Business- Stone Canyon Colorado". Through December 31, 1997, the Registrant paid $458,080 for acquisition costs and development costs associated with such interests.

  Such amount was paid to Bataa Oil, Inc., by the founding shareholders of the Registrant, and the Registrant paid such amount to the founding shareholders. Bataa Oil, Inc. has also been serving as operator of each lease. The Registrant also issued 411,842 shares of its common stock to Bataa and Bataa's designees as part of the consideration for such properties.

  The Registrant contends that Bataa represented to the Registrant, its subsidiaries and/or its affiliates that the price for these properties was set at the price paid by Bataa for the same. The Registrant has since learned that Bataa's cost for these properties were far less than the amount charged. The Registrant has questioned the form of legal title taken for the properties as well as adequate documentation and disclosure of all underlying obligations, liabilities and arrangements relating to the properties, between Bataa Oil, Inc. and G&H Production. with the of the properties, G & H Production. The Registrant has also learned that these leases may be forfeited due to a failure to meet a drilling obligation imposed by G & H Production which the Registrant was not apprised of prior to acquisition of its interest in the leases. The Registrant has been advised by legal counsel that the issuance of the shares to Bataa Oil and its designees was without the kind, amount or form of consideration as authorized by the Board of Directors and could therefore be deemed to be an invalid issuance. In order to protect the interests of all shareholders, the Registrant has therefore placed a "stop transfer" with the transfer company against such 411,842 shares of its common stock issued to Bataa Oil and its desginees.

  As a result of this dispute, Bataa, and certain others, have filed a complaint in the District Court, County of Denver, in the State of Colorado against the Registrant, its wholly-owned subsidiary, Stone Canyon Colorado and a significant shareholder, Stone Canyon Canada. (which was previously the Registrant's sole controlling shareholder. Such complaint alleges that Stone Canyon Canada has breached a participation agreement with Bataa and breached a fiduciary duty owed to Bataa.

  The Registrant disputes these allegations, claims they are untrue and is vigorously defending this lawsuit. The Registrant is also contemplating bringing a lawsuit against Bataa and certain founding shareholders for fraud, intentional misrepresentation, breach of fiduciary duty, damages and punitive damages.

  Drake Oil Limited

  The Registrant has received infomration regarding a possible claim by Drake Oil Limited, a corporation organized under the laws of the Federal Republic of Nigeria ("Drake Oil"), to rights to use of the GTL Technology in Nigeria. This claim appears to be based on a written memorandum of understanding entered into by and between Drake Oil and one of the original holders of the patent on which the GTL Technology is based, Professor Albin Czernichowski (see PART I,
ITEM 5 "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS - Identification of Significant Employees"). It is the Registrant's understanding and belief that pursuant to such memorandum, Drake Oil agreed to provide the funding for construction of a pilot plant utilizing the GTL Technology in Nigeria. However, as of the date of this filing, such obligation has not been fulfilled by Drake Oil. Nevertheless, Drake Oil has made a request that Carbon Resources, the current holder of rights to the GTL Technology, take the place of Prof. Czernichowski and negotiate new terms and conditions for the completion of such pilot plant.

  The Registrant does not believe that it is obligated to acknowledge any alleged rights of Drake Oil to the GTL Technology. However, the Registrant intends to try to find an mutually advantageous agreement with Drake Oil that will allow use of the GTL Technology in connection with an adequate pilot plant in exchange for certain licensing fees and/or royalties.

ITEM 3.  CHANGES IN AND  DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  (a) None.

  (b) In connection with audits of two most recent fiscal years and any interim period preceding resignation, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused him to make reference in connection with his report to the subject matter of the disagreement(s).

  (c) The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope, or accounting principles except for the "going concern" qualification.

  (d) The decision to change accountants was approved by the Board of Directors as the registrant has no audit committee.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

UNREGISTERED STOCK SALES IN THE THREE YEAR PERIOD PRIOR
TO THIS REGISTRATION STATEMENT.

  On November 30, 1998, the Registrant commenced a private placement of its common stock under Rule 504 of Regulation D at $0.50 per Unit. Each Unit consisted of one (1) share of common stock and one (1) stock warrant. The Units were priced at $0.50 US per Unit. The Registrant completed this offering on April 6, 1999, with proceeds of $750,000 for 1.5 million Units. No commission fees or other selling expenses were paid.

  On April 15, 1998, the Registrant comenced a private placement of its Units pursuant to Regulation S. Each Unit consisted of one (1) share of common stock and one warrant excercisable any time prior to April 15, 2000. The Registrant completed this offering on September 30, 1998 with proceeds of $175,000 on the sale of 350,000 units at $0.50 US per Unit. No commission fees or other selling expenses were paid.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Colorado Corporation Code and the Registrant by-laws offer protection by way of indemnification to any officer, director or employee of the Registrant. The indemnification extends to expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the party acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and with respect to any criminal proceeding if the party had no reasonable cause to believe the conduct was unlawful.

  The general effect of the above indemnification provisions allow the employees, directors, and officers of the Registrant to function and engage in the day to day business activities of the Registrant knowing the Registrant will offer protection against the threat or event of litigation subject to the limitations that said individual must exercise good faith and reasonableness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 or Securities Exchange Act of 1934 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                        PART F/S

FINANCIAL STATEMENTS AND EXHIBITS

  The following documents are filed as a part of this report:

  Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F-20).

INDEX TO FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES

       Page

  Reports of Independent Public Accountants
       F-1

  Financial Statements:
       F-3

  Consolidated Balance Sheets, - March 31, 1999; Dec. 31, 1998 and 1997 Consolidated Statements of Operations, March 31, 1999; Dec. 31, 1998
and 1997 F-4
  Statement of Equity
       F-5
  Statement of Cash Flows
       F-6
  Notes to Consolidated Financial Statements
       F-7-18
  Supplemental Statement - Consolidated Statement of Operating
Expenses    F-19-20

EXHIBIT INDEX

Index
Number       Description                                  Reference

2.1          Articles of Incorporation filed with the      *
             Secretary of State February 10, 1997.

2.2          Articles of Exchange by and between           *
             Automated Transfer Systems, Inc. and
             Stone Canyon Resources, Inc. filed with
             the Secretary of State November 24, 1997

2.3          Amendment to the Articles of
             Incorporation filed with the Secretary of
             State March 2, 1999.                          *

3.1          Specimen Certificate of Common Stock
             par value $0.002 per share                    *

6.1          Assignment of Technology Agreement by
             and betweed Laxarco Holding Limited and
             Carbon Resources Limited dated May 1,
             1998                                         Filed herewith

6.2          Share Exchange Agreement by and among
             Laxarco Holding Limited, Carbon
             Resources Limited, The Registrant and
             Stone Canyon Resources, Ltd. dated May
             5, 1998                                      Filed herewith

6.3          Escrow Agreement by and between the
             Registrant and Laxarco Holding Limited
             dated May 16, 1998                           Filed herewith

6.4          Agreement for Investor Relations Services
             and Compensation by and between Lance
             W. Bauerlein and the Registrant dated
             August 20, 1998.                             *

6.5          Assignment of Technology by and between
             Pierre Jorgensen and Lanasco Holdings, a
             subsidiary of the Registrant, dated January
             6, 1999.                                      *

6.6          Agreement by and between the Registrant        *
             and Eisenberg Communications effective
             February 16, 1999.

6.7          Agreement of Purchase and Sale by and        *
             between Revival Resources Ltd., Stone
             Canyon Resources, Inc. and the Registrant
             dated March 22, 1999.

6.8          Option letter agreement between Laxarco      *
             Holding Ltd, Texas T Petroleum and the
             Registrant dated June 25, 1999.

6.9          Amendment No. 1 to the Assignment of         *
             Technology Agreement by and between
             Laxarco Holding Limited and Carbon
             Resources Limited dated June 25, 1999.       Filed herewith

6.10         Amendment No. 1 to the Share Exchange
             Agreement by and between Laxarco Limited,
             Carbon Resources Limited, the Registrant
             and Stone Canyon Resources Ltd. dated
             June 25, 1999.                               Filed herewith

6.11         Amended and Restated Escrow Agreement
             by and among the Registrant and Laxarco
             Holding Limited dated June 25, 1999.         Filed herewith

6.12         Share Exchange Agreement by and between
             Laxarco Holding Limited, Carbon Resources
             Limited and the Registrant dated June
             25, 1999.                                    Filed herewith

6.13         Share Exchange Agreement between Texas T
             Petroleum Ltd and the Registrant dated
             June 25, 1999.                               Filed herewith


7.1          French  Patent Application No. 97-10989: A    *
             CZERNICHOWSKI, P. CZERNICHOWSKI
             "Assistance Electrique D'Oxydation Partelle
             d'Hydrocarbures Legers Par L'Oxygene".
             Filing Date: 01.09.97 ; accepted on October
             20, 1997.

7.2          Notice of Recordation of Assignment Document,   *
             United States Patent and Trademark Office,
             serial number 09144318, recordation dated
             08/31/1998,with Assignement of Assinor's
             Interest, assigning to Laxarco Holding
             Limited all rights in French Patent
             Application No. 97-10989.

7.3          French Patent Application No. 97-00364: A       *
             CZERNICHOWSKI, P. CZERNICHOWSKI,
             "Conversion D'Hydrocarbures Assistee par
             Les Arcs Electrirques Gissants En Presence
             De La Vapeur D'Eau Et/ou De Gaz Carbonique".
             Filing Date: 13.01.97; accepted on

7.4          Notice of Recordation of Assignment Document,    *
             United States Patent and Trademark Office,
             serial number 09005647, recordation dated
             10/19/1998, with Assignement of Assinor's
             Interest, assigning to Laxarco Holding
             Limited all rights in French Patent Application
             No. 97-00364.

7.5          French Patent Application No. 981283: P           *
             JORGENSEN, "Conversion profonde jumelant la
             demetallisation et la conversion de bruts,
             residus ou huiles lourdes en liquides legers,
             a l'aide de composes oxygens purs ou impurs
             (H20, CO2, CO accompangnes de H2, N2 SH2 etc)".
             Filing date 16.10.98.

10.1         Consent of Sarna & Company                        *

*Documents which fall under the Hardship Exemption rule for filing electronically.


SUPPLEMENTAL OIL AND GAS INFORMATION

  Certain of the Registrant's undeveloped oil and gas properties are located within the continental United States and the balance of undeveloped properties are located in Alberta, Canada. No reserve studies have been done, nor is it feasible to reliably estimate reserves on the small working interests of the Registrant.

  Present Value of Estimate Future Net Revenues From Proved Developed
Oil and Gas Reserves. None can be made due to the insubstantial, uncertain nature of the working interests in non-producing wells owned by the Registrant.


  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED: July 3, 1999.

SYNERGY TECHNOLOGIES CORPORATION



By:   /S/   Cameron Haworth
Name:
Title:  President

Directors:


/S/    Cameron Haworth



/S/    Jacqueline R. Danforth

     SYNERGY TECHNOLOGIES CORPORATION
     AND SUBSIDIARIES

     CONSOLIDATED FINANCIAL STATEMENTS

     DECEMBER 31, 1998

     WITH
     INDEPENDENT AUDITOR'S REPORT THEREON

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                            Page

Independent Auditor's Report. . . . . . . . . . . . . . 1-2

Consolidated Financial Statements:


  Consolidated Balance Sheet. . . . . . . . . . . . . . 3

  Consolidated Statement of Operations
    and Accumulated Deficit. . . . . . . . . . . . . . .4

  Consolidated Statement of Changes in
    Stockholders' Equity. . . . . . . . . . . . . . . . 5

  Consolidated Statement of Cash Flows. . . . . . . . . 6

  Notes to Consolidated Financial Statements. . . . . . 7-19

Supplemental Statement

    Consolidated Statement of Operating
      Expenses. . . . . . . . . . . . . . . . . . . . . 21

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Synergy Technologies Corporation

We have audited the accompanying consolidated balance sheet of Synergy Technologies Corporation, and subsidiaries, a development stage company, as of December 31, 1998 and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Carbon Resources Limited a subsidiary owned 75% by Synergy
Technologies Corporation which includes assets of $448,867 at December
31, 1998 and revenues of $370,929 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Synergy Technologies Corporation, is based solely on the report of the other auditors.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synergy Technologies Corporation and subsidiaries as of December 31, 1998, and the results of their operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental consolidated statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)
     CONSOLIDATED BALANCE SHEET
     DECEMBER 31, 1998

     ASSETS

Current Assets
  Cash                                           $  14,406
  Receivables (Note 3)                             283,040
  Receivable - Related Parties (Note 4)             10,058
  Prepaid Expenses                                   1,749
     Total Current Assets                       $  309,253
Oil Lease Acquisition and
  Development Costs - Unproven  Reserves (Note 8)  377,487
Oil Technology Acquisition (Note 9)              1,067,889
Other Asset - Organization Costs, Net                  909

TOTAL ASSETS                                    $1,755,538

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable
     and Accrued Expenses                 $ 494,760
  Loan Payable - Related Party (Note 5)     156,500
  Loan Payable (Note 6)                     116,396
  Other Liabilities                          67,309
Total Current Liabilities                       $  834,965
Minority Interest                         2,514
Stockholders' Equity
  Common Stock, $0.002 par value
    100,000,000 shares authorized,
    20,332,526 shares issued                 40,666
  Additional paid in capital              1,650,247
  Accumulated Deficit                      <772,854>
Total Stockholders' Equity                         918,059

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                            $1,755,538

See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
     FOR THE YEAR ENDED DECEMBER 31, 1998


Revenues - Consulting                  $ 370,929

Operating Expenses                    <1,076,767>

Loss Before Provision for
Income Taxes                            <705,838>

Provision for
Income Taxes (Note 2)                        <0>

Net Loss                                <705,838>

Deficit, Beginning
  of Period                              <67,016>

Accumulated Deficit,
End of Period                         $ <772,854>

Net Loss per Share                        <0.05>

Weighted Average
Shares Outstanding                    15,903,359

     See Notes to Consolidated Financial Statements


SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

<CAPTION.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS'
EQUITY FOR THE YEAR ENDED DECEMBER 31, 1998

                          Common Stock         Additional       Accumulated    Total
                         Par Value $.002        Paid in           Deficit      Stockholders'
                       Shares      Amount       Capital                        Equity (Deficit)

Balances              9,989,669     $19,979      $ 495,947        $<67,016>    $448,910
December 31, 1997

Unexchanged
Certificate             <7,143>        <13>        ----            ----        <13>

Common Stock Issued
  Technology
    Acquisition
  $0.10 per share
  June 1, 1998      10,000,000     20,000         980,000                     1,000,000

Common Stock Issued
  $0.50 per share
  September 30, 1998   210,000        420         104,580           ----         105,000

Common Stock Issued
  $0.50 per share
  September 30, 1998    10,000         20           4,980            ----           5,000

Common Stock Issued
  $0.50 per share
  September 30, 1998   130,000      260            64,740            ----          65,000

Net Loss
Year Ended
December 31, 1998         ----         ----           ----          (705,838)    (705,838)

Balances
December 31,
1998                 20,332,526  $40,666         $1,650,247       $ (772,854)  $  918,059


     See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR
ENDED DECEMBER 31, 1998

Cash Flows from Operating Activities:

   Net Loss                                                       $ <705,838>
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
       Amortization                                                       280
         <Increase> Decrease in:
           Receivables                                                <278,661>
           Prepaid Expenses                                              8,254
         Increase <Decrease> in:
           Accounts Payable and
             Accrued Expenses                                           457,023
           Other Liabilities                                             69,820

             Net Cash Used by Operating Activities          <449,122>
Cash Flows from Investing Activities:
   Oil Technology Acquisition                                 $<1,067,889>
   Oil Lease Acquisition and
      Development Costs, Net                                           80,593

     Net Cash Used by Investing Activities                    <987,296>

Cash Flows from Financing Activities:

   Loan Proceeds                                            272,896
   Net Proceeds from the Issuance of
     Common Stock                                         1,175,000

     Net Cash Provided by Financing Activities            1,447,896

Net Increase in Cash                                         11,478

Cash at Beginning of Year                                      2,928

Cash at End of Year                                                  $  14,406

     See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation), was incorporated in Colorado on February 10, 1997. On November 24, 1997 the Company merged with Stone Canyon Resources,
Inc., another Colorado corporation.  Prior to the merger Automated
Transfer Systems Corporation had no operations. Prior to the merger Stone Canyon had 2,901,007 shares of common stock outstanding and Automated Transfer Systems had 2,549,500 shares of common stock outstanding. In the merger Stone Canyon shareholders traded each of their 2,901,007 shares for one share in Automated Transfer Systems. Also in the merger Automated Transfer Systems sold 4,539,162 new shares of its common stock to extinguish $453,916 of the debt of Stone Canyon Resources, Inc.
At the end of the merger there were 9,989,669 shares outstanding. The former creditor of Stone Canyon Resources, Inc. became the controlling party in the Company, owning more than 60% of the Company's outstanding stock. Synergy Technologies Corporation and its wholly owned subsidiary, Stone Canyon Resources, Inc. acquire development lease land with certain mineral rights and expend funds to exploit these oil and gas resources. Synergy Technologies and its 75% owned subsidiary, Carbon Resources Limited have acquired a patented and proprietary technology for the conversion of gas to liquids. Synergy and Carbon expend funds on the continuing research and development of this proprietary technology to prove its commercial application, establish market recognition and generate licensing and royalty revenues through exploitation of the process.

Basis of Presentation

The consolidated financial statements include the accounts of Synergy Technologies Corporation and it's wholly owned subsidiary Stone Canyon Resources, Inc., a Colorado corporation, and its 75% owned subsidiary, Carbon Resources Limited, a Cyprus corporation.
All material intercompany balances have been eliminated.

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes. All reported amounts are in US dollars.

Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, as follows:

     Stone Canyon Resources Inc., a Colorado corporation formed on November 7, 1996, which completed a share exchange agreement with Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation) effective November 24, 1997. Under the terms of this agreement, Stone Canyon Resources Inc. became a wholly owned subsidiary of the company.

     Carbon Resources Limited, a Cyprus Corporation, formed      on April
29, 1998, which completed a share exchange agreement with Synergy
Technologies Corporation (formerly Automated Transfer Systems
Corporation) effective June 5, 1998. Under the terms of the agreement, Carbon Resources Limited became a 75% owned subsidiary of the Company.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company

The Company meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.
Pro Forma Compensation Expense

The Company accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued. Accordingly, no pro forma compensation expense is reported in these financial statements.

Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for its petroleum and natural gas interests whereby all costs in excess of recoveries related to the exploration for and the development of petroleum and natural gas reserves are capitalized until such time as the cost center to which they relate has commercial production, is sold or abandoned. Under this method of accounting, gain or loss on the sale of the property or group of properties is only recognized when such sale significantly alters the relationship between capitalized costs and proved reserves attributable to a cost center. Management has determined each county to be a cost center. The total costs capitalized within each cost center evaluated at year end prices, net of accumulated depletion, is limited to the value of future net revenues, less related administrative and financing costs, for the estimated production of proved petroleum and natural gas reserves plus the cost of properties not being amortized due to their stage of development plus the lower cost or estimated fair market value of unproved properties which are included in the pool of costs being depleted.

Depletion of costs capitalized on producing properties is calculated based on the portion of proved reserves produced during the year. Reserves and production of petroleum and natural gas are calculated after royalties and are converted to equivalent units of energy as determined by engineering studies.

Petroleum and Natural Gas Interests (cont'd)

All other costs other than those relating to properties with unproven reserves are subject to depletion.

Foreign Currency Translation

The Company translates its assets and liabilities at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholder's equity. At December 31, 1998 net gains and losses have been immaterial and are not shown separately.

Property and Equipment

Property and equipment, when acquired, are stated at historical cost.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".
Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes.
Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 1998 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 3 - RECEIVABLES

The receivables as stated on the consolidated Balance Sheet consist of the following accounts:

          Receivable from Stone Canyon Resources Ltd., a
company incorporated pursuant to the laws of the
Province of Alberta, and an affiliate of Synergy
Technologies Corporation.  On September 30, 1998,
Synergy Technologies entered into an agreement with
Stone Canyon Resources Ltd. ("Stone-Canada"),
whereby Stone-Canada committed to fund the design
and construction of a 4 bbl per day demonstration
facility in the Province of Alberta in exchange for the
Canadian marketing and licensing rights to Synergy's
proprietary Gas to liquids technology.  The amount
recorded as a receivable on the Balance Sheet includes
project development costs chargeable to the 4 bbl per
day   demonstration facility.  The account bears no
interest and is subject to no specific terms of repayment.
                                                                $282,351


     GST receivable.  Certain expenses for
     services rendered and supplies acquired in
     Canada are subject to a federal Goods and
     Services Tax of 7% which is refundable to
     the Company at fiscal year end.  This amount
     is refunded to the Company upon filing of a
     GST return in Canada.                                           689

     TOTAL RECEIVABLES                                  $283,040
                                                      ========
NOTE 4 - RECEIVABLE - RELATED PARTIES

This receivable is due from shareholders and bears no interest and is not subject to any specific terms of repayment.

NOTE 5 - LOAN PAYABLE - RELATED PARTIES

CMJ Consulting Ltd., a company incorporated pursuant to the laws of Province of Alberta, and having a director in common with Synergy Technologies and its subsidiaries Stone Canyon Resources Inc. and Carbon Resources Limited, advanced a total of $156,500 to the Company for the period ended December 31, 1998 for general working capital. This amount is an unsecured, related party loan with no specific terms of repayment and bearing no interest.

NOTE 6 - LOANS PAYABLE

Loans payable of $116,396 as reported on the consolidated Balance Sheet reflect amounts advanced to Synergy Technologies and its subsidiaries from various arms length corporations for general working capital. These amounts bear no interest and have no stated terms of repayment.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies Corporation, is required to remit annual lease rentals in order to keep its development oil and gas leases current. To date the Company is current in its remittance of the requisite lease rentals.
Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies Corporation, has been advised by the operator of certain oil and gas leases located in Johnston Country, Wyoming that the leases must be drilled by July 1, 1999 in order to fulfill the terms of an original acquisition agreement surrounding the purchase of the leases or the leases will revert to the original holder. The Company is in dispute with the operator regarding representations it made in connection with the acquisition of this project and does not intend to commence drilling of the leases. (See Note 7 Litigation)

Minimum lease payments on annually renewable oil leases amount to $1,857 for each of the next five years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation

The Company has recently been named a Defendant in a legal action brought forth by a group of founding shareholders in respect of a stop transfer the Company has placed on their shares and the Company's decision not to drill certain leases acquired from these founding shareholders. The action was commenced following Synergy's review of certain oil and gas leases acquired by its wholly owned subsidiary, Stone Canyon Resources Inc., which raised several issues of concern.

Upon completion of the review the Company determined that it may not have received valid consideration for the amounts paid to and subsequently the shares issued to certain founding shareholders in return for these development leases. The Company placed a stop transfer on all shares issued to the founding shareholders pending a legal determination as to valid consideration. Bataa Oil Inc., its affiliated companies and employees as well as Richard and Anita Knight (the "Plaintiffs") have commenced action against Synergy Technologies, Stone Canyon Resources Inc. (a wholly owned subsidiary) and Stone Canyon Resources Ltd. (an affiliated corporation) for the release of their shares. The Plaintiffs have claimed breach of contract and breach of fiduciary duty. The Company intends to respond to this action and will vigorously defend the litigation. The
Company may commence legal action against those shareholders and certain other founding shareholders to recover all costs of the lease acquisitions and the return of any shares issued to the founders.

Licensing and Consulting Agreements

Synergy Technologies Corporation paid and/or accrued a total of $60,000 in management fees to CMJ Consulting Ltd., an Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third shareholder, subject to a management contract.

Stone Canyon Resources Inc. (a wholly owned subsidiary of Synergy), paid and/or accrued $18,000 in management fees to CMJ Consulting Ltd., an Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third shareholder, subject to a management contract.

Stone Canyon Resources Inc. (a wholly owned subsidiary of Synergy), paid and/or accrued to Ms. Jacqueline Danforth, director and secretary-treasurer, $2,022 for services rendered subject to a consulting agreement over the period from January 1, 1998 to December 31, 1998.

Carbon Resources Limited (a 75% owned subsidiary of Synergy) paid and/or accrued to Mr. Thomas Cooley, President and a director of Carbon Resources Limited, $88,503 (including payroll expenses), for consulting services rendered over the period June 1, 1998 to December 31, 1998.

Carbon Resources Limited (a 75% owned subsidiary of Synergy) paid and/or accrued to Dow's Port Technical Services Ltd., for the services of Mr. John D. Bruce, an officer and director of Carbon Resources
Limited, $71,875 for consulting services rendered over the period May 1, 1998 to December 31, 1998.

Effective September 30, 1998, Synergy Technologies entered into an agreement with Stone Canyon Resources Ltd. ("Stone-Canada"), whereby Stone-Canada committed to fund the design and construction of a 4 bbl per day demonstration facility in the Province of Alberta in exchange for the Canadian marketing and licensing rights to Synergy's proprietary Gas to Liquids technology. (See Note 3 Receivables)

NOTE 8 - OIL AND GAS LEASES
_______________________________________________________1998
U.S.A.

 50% interest in Meadow Deep, Wyoming                      $287,060
  and D-Sand, Colorado, prospects

  15% interest in Rose Creek and Sage Creek prospects,
  Wyoming (dry hole costs written off)                         -0-

  5% interest in Hell's Canyon prospect, Wyoming
   (dry hole costs written off)                               -0-

Canada
  33.57% BPO interest in Wilson Creek prospect, Alberta,
  drilling and casing expense to date                        90,427

                                                           $377,487

Subsequent to year end Stone Canyon Resources Inc. and Synergy
Technologies Corporation executed an agreement with Revival Resources
Ltd. To acquire their 22.38% APO interest in the Wilson Creek Prospect as well as their respective interest in certain other development leases located in the Province of Alberta. Under the terms of the agreement, Synergy Technologies Corporation will issue a total of 63,801 shares of common stock at a deemed value of $33,895 in full and final payment for the leases. As of the date of this report the shares had been allocated but not yet issued.

NOTE 9 - TECHNOLOGY ACQUISITION

On May 5, 1998, Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation) entered into a share exchange agreement with Laxarco Holding Limited whereby Synergy acquired 75% of the issued and outstanding shares of Carbon Resources Limited, a company incorporated pursuant to the laws of the Republic of Cyprus and holder of a 100% interest in and to a patented gas to liquids technology, in exchange for the issuance of 10,000,000 shares of Synergy Technologies Corporation.

The shares were issued at a deemed value of $0.10 per share and pursuant to the share exchange agreement have been placed in escrow to be released upon the successful development of the gas to liquids technology. Under the terms of the agreement Laxarco Holding Limited granted to Synergy Technologies an irrevocable voting power of attorney until the 10,000,000 shares are released from escrow. The Share Exchange received shareholder approval on June 5, 1998.

Technology

Issuance of 10,000,000 shares at $0.10 per share     $ 1,000,000

Acquisition of 3,750 shares of Carbon Resources Limited   (7,544)

Development of GTL process                                75,433
                                                     $ 1,067,889

NOTE 10 - SUBSEQUENT EVENTS

Name Change
On February 12, 1999, Automated Transfer Systems Corporation filed a Certificate of Amendment with the Department of State of the State of Colorado changing its name to Synergy Technologies Corporation. The name change was accepted by the State of Colorado on March 2, 1999.

Stock Offering
Effective November 30, 1998 the Board of Directors approved a stock offering pursuant to Rule 504 to raise a total of $750,000 by the sale of a total of 1,500,000 Units of Synergy at $0.50 per Unit. Each Unit consisted of one share of common stock and one share purchase warrant entitling the holder to acquire one additional share of common stock at $1.00 per share. Effective April 6, 1999 the offering was fully subscribed.

Effective January 6, 1999, Synergy Technologies Corporation, through Carbon, acquired the shares of Lanisco Holding Limited, a company incorporated in the Republic of Cyprus, which holds the rights to proprietary technology for the upgrading of heavy oil.

Effective January 8, 1999, Synergy Technologies Corporation reached a verbal agreement with Texas T Petroleum, Ltd., a Colorado oil and gas corporation, whereby Lanisco Holdings Limited would acquire 1,000,000 units of common shares of Texas T Petroleum, Ltd., each unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $0.50 per share within three years from January 8, 1999. Texas T Petroleum Ltd. committed to expend $100,000 towards the reconstruction of the 4 bbl per day heavy oil upgrading pilot plant to be constructed in Orleans, France.

Effective June 25, 1999, Synergy Technologies Corporation negotiated the acquisition of the remaining twenty five percent (25%) of the shares of Carbon Resources Limited and Carbon Resources Limited became a wholly owned subsidiary of Synergy Technologies Corporation.

Effective June 25, 1999, Synergy Technologies Corporation incorporated SynGen Technologies Limited, a Cyprus corporation, and transferred its 100% interest in the gas-to-liquids technology from Carbon Resources Limited to SynGen Technologies Limited.

Effective June 26, 1999, Synergy Technologies Corporation executed a share exchange agreement with Texas T Petroleum Ltd., a Colorado corporation, whereby Texas T Petroleum Ltd. acquired fifty percent (50%) of the issued and organized shares of Carbon Resources Limited in exchange for the issuance of 2,000,000 Units of Texas T Petroleum, each Unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $1.00 per share within two years from June 26, 1999, and the payment of $900,000 to Carbon Resources Limited for the development of the heavy oil technology.


SUPPLEMENTAL STATEMENT

SYNERGY TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
(A DEVELOPEMNT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 1998

Operating Expenses
  Accounting                    $  9,500
  Advertising and Promotion           156,739
  Amortization                                      280
  Bank Charges and Interest                2,517
  Consulting Fees                             299,351
  Dry Hole Expenses                      171,020
  Dues and Subscriptions                     382
  Filing Fees                              2,335
  Investor Relations                     200,861
  Lease Rentals                            1,857
  Legal                                   40,487
  Management Fees                         78,000
  Office Supplies and Expense             24,019
  Rent                                     6,897
  Repairs and Maintenance                    705
  Secretarial                              3,594
  Telecommunications                       9,512
  Transfer Agent Fees                      2,169
  Travel and Promotion                    66,342
  Utilities                                  200

     Total Operating Expenses                     $ 1,076,767
                                                   ==========


     SYNERGY TECHNOLOGIES CORPORATION
     AND SUBSIDIARIES

     CONSOLIDATED FINANCIAL STATEMENTS

     MARCH 31, 1999

     WITH
     INDEPENDENT AUDITOR'S REPORT THEREON


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditor's Report. . . . . . . . . . . . . . 1-2

Consolidated Financial Statements:


  Consolidated Balance Sheet. . . . . . . . . . . . . . 3

  Consolidated Statement of Operations
    and Accumulated Deficit. . . . . . . . . . . . . . .4

  Consolidated Statement of Changes in
    Stockholders' Equity. . . . . . . . . . . . . . . . 5

  Consolidated Statement of Cash Flows. . . . . . . . . 6

  Notes to Consolidated Financial Statements. . . . . . 7-18

Supplemental Statement

    Consolidated Statement of Operating
      Expenses . . . . . . . . . . . . . . . . . . . . .20

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Synergy Technologies Corporation

We have audited the accompanying consolidated balance sheet of Synergy Technologies Corporation, and subsidiaries, a development stage company, as of March 31, 1999 and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity, and statement of cash flows for the three months then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Carbon Resources Limited a subsidiary owned 75% by Synergy Technologies Corporation which includes assets of $493,752 at March 31, 1999 and revenues of $0 for the period then ended. Those statements were audited by other auditors whose report has been furnished to us, and in our opinion, insofar as it relates to the amounts included for Synergy Technologies Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synergy Technologies Corporation and subsidiaries as of March 31, 1999, and the results of their operations, changes in stockholders' equity and cash flows for the three months period ended March 31, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental consolidated statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sarna & Company
Westlake Village, California




SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET
MARCH 31, 1999

     ASSETS

Current Assets
  Cash                                    $  14,409
  Receivables (Note 3)                      315,188
  Receivable - Related Parties (Note 4)       3,771
  Prepaid Expenses                            5,239
     Total Current Assets                            $  338,607
Oil Lease Acquisition and
  Development Costs - Unproven Reserves (Note 7)        512,602
Oil Technology Acquisition (Note 8)                   1,072,715
Other Asset - Organization Costs, Net                       839

TOTAL ASSETS                                         $1,924,763

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable
     and Accrued Expenses                  $424,653
  Loan Payable - Related Party (Note 5)      32,543
Other Liabilities                             91,715
Total Current Liabilities                       $  548,911
  Minority Interest                                       2,514
Stockholders' Equity
  Common Stock, $0.002 par value
    100,000,000 shares authorized,
    21,522,840 shares issued                 41,942
  Additional paid in capital              2,244,128
  Accumulated Deficit                      <912,732>
Total Stockholders' Equity                       1,373,338

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                            $1,924,763

See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS AND
ACCUMULATED DEFICIT FOR THE THREE MONTHS ENDED
MARCH 31, 1999

Revenues                               $       454

Operating Expenses                                   <140,332>

Loss Before Provision for
  Income Taxes                   <139,878>
Provision for Income Taxes                       <0>

Net Loss                              <139,878>

Deficit, Beginning
  of Period                      <772,854>

Accumulated Deficit, End of Period $  <912,732>

Net Loss per Share                                $      <.01>

Weighted Average Shares Outstanding                20,905,183

     See Notes to Consolidated Financial Statements


SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS'
DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 1999

                      Common Stock        Additional      Accumulated    Total
                      Par Value $.002     Paid in         Deficit        Stockholders'
                    Shares      Amount    Capital                        Equity (Deficit)

Balances
December
31, 1998            20,332,526   $40,666   $1,650,247    $<772,854>      $918,059

Common Stock Issued
$0.50 per share
February 10, 1999       86,000     172        42,828        ----           43,000

Common Stock Issued
$0.50 per share
February 17, 1999    1,059,314   1,059        528,598         ----         529,657

Common Stock Issued
$0.50 per share
March 31, 1999         45,000       45         22,455          ----         22,500

Net Loss
Period Ended
March 31, 1999         ----         ----        ----       (139,878)    (139,878)

Balances
March 31, 1999      21,522,840    $41,942    $2,244,128    $(912,732)    $1,373,338


See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE
MONTHS ENDED MARCH 31, 1999

Cash Flows from Operating Activities:

   Net Loss                                        $   <139,878>
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
       Amortization                                          70
         <Increase> Decrease in:
           Receivables                                  <25,861>
           Prepaid Expenses                              <3,490>
         Increase <Decrease> in:
           Accounts Payable and
             Accrued Expenses                           <70,107>
           Other Liabilities                             24,406

             Net Cash Used by Operating Activities     <214,860>
Cash Flows from Investing Activities:
   Oil Technology Acquisition            $<4,826>
   Oil Lease Acquisition and
      Development Costs                 <135,115>

     Net Cash Used by Investing Activities             <139,941>

Cash Flows from Financing Activities:

   Loan Proceeds (Repayments)              <240,353>
   Net Proceeds from the Issuance of
     Common Stock                           595,157

     Net Cash Provided by Financing Activities          354,804

Net Increase in Cash                                          3

Cash at Beginning of Period                              14,406

Cash at End of Period                                 $  14,409

     See Notes to Consolidated Financial Statements

SYNERGY TECHNOLOGIES CORPORATION AND SUBSIDIARIES
     (A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation), was incorporated in Colorado on February 10, 1997. On November 24, 1997 the Company merged with Stone Canyon Resources,
Inc., another Colorado corporation.  Prior to the merger Automated
Transfer Systems Corporation had no operations. Prior to the merger Stone Canyon had 2,901,007 shares of common stock outstanding and Automated Transfer Systems had 2,549,500 shares of common stock outstanding. In the merger Stone Canyon shareholders traded each of their 2,901,007 shares for one share in Automated Transfer Systems. Also in the merger Automated Transfer Systems sold 4,539,162 new shares of its common stock to extinguish $453,916 of the debt of Stone Canyon Resources, Inc.
At the end of the merger there were 9,989,669 shares outstanding. The former creditor of Stone Canyon Resources, Inc. became the controlling party in the Company, owning more than 60% of the Company's outstanding stock. Synergy Technologies Corporation and its wholly owned subsidiary, Stone Canyon Resources, Inc. acquire development lease land with certain mineral rights and expend funds to exploit these oil and gas resources. Synergy Technologies and its 75% owned subsidiary, Carbon Resources Limited have acquired a patented and proprietary technology for the conversion of gas to liquids. Synergy and Carbon expend funds on the continuing research and development of this proprietary technology to prove its commercial application, establish market recognition and generate licensing and royalty revenues through exploitation of the process.

Basis of Presentation

The consolidated financial statements include the accounts of Synergy Technologies Corporation and it's wholly owned subsidiary Stone Canyon Resources, Inc., a Colorado corporation, and its 75% owned subsidiary, Carbon Resources Limited, a Cyprus corporation.
All material intercompany balances have been eliminated.

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes. All reported amounts are in US dollars.

Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, as follows:

     Stone Canyon Resources Inc., a Colorado corporation formed on November 7, 1996, which completed a share exchange agreement with Synergy Technologies Corporation
     (formerly Automated Transfer Systems Corporation) effective
     November 24, 1997.  Under the terms of this agreement, Stone
     Canyon Resources Inc. became a wholly owned subsidiary of the company. Carbon Resources Limited, a Cyprus Corporation, formed on April 29, 1998, which completed a share exchange agreement with Synergy Technologies Corporation
     (formerly Automated Transfer Systems Corporation) effective June 5, 1998. Under the terms of the agreement, Carbon Resources Limited became a 75% owned subsidiary of the Company.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company

The Company meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

Pro Forma Compensation Expense

The Company accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued. Accordingly, no pro forma compensation expense is reported in these financial statements.

Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for its petroleum and natural gas interests whereby all costs in excess of recoveries related to the exploration for and the development of petroleum and natural gas reserves are capitalized until such time as the cost center to which they relate has commercial production, is sold or abandoned. Under this method of accounting, gain or loss on the sale of the property or group of properties is only recognized when such sale significantly alters the relationship between capitalized costs and proved reserves attributable to a cost center. Management has determined each county to be a cost center. The total costs capitalized within each cost center evaluated at year end prices, net of accumulated depletion, is limited to the value of future net revenues, less related administrative and financing costs, for the estimated production of proved petroleum and natural gas reserves plus the cost of properties not being amortized due to their stage of development plus the lower cost or estimated fair market value of unproved properties which are included in the pool of costs being depleted.

Depletion of costs capitalized on producing properties is calculated based on the portion of proved reserves produced during the year. Reserves and production of petroleum and natural gas are calculated after royalties and are converted to equivalent units of energy as determined by engineering studies.
All other costs other than those relating to properties with unproven reserves are subject to depletion.

Foreign Currency Translation

The Company translates its assets and liabilities at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholder's equity. At March 31, 1999 net gains and losses have been immaterial and are not shown separately.

Property and Equipment

Property and equipment, when acquired, are stated at historical cost.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".
Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes.
Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the period ended March 31, 1999 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 3 - RECEIVABLES

The receivables as stated on the consolidated Balance Sheet consist of the following accounts:

NOTE 3 - RECEIVABLES - CONTINUED


     Receivable from Stone Canyon Resources Ltd.,
     a company incorporated pursuant to the laws
     of the Province of Alberta, and an affiliate
     of Synergy Technologies Corporation.  On
     September 30, 1998, Synergy Technologies
     entered into an agreement with Stone  Canyon
     Resources Ltd. ("Stone-Canada"), whereby
     Stone-Canada committed to fund the design
     and construction of a 4 bbl per day
     demonstration facility in the Province of
     Alberta in exchange for the Canadian
     marketing and licensing rights to Synergy's
     proprietary Gas to Liquids technology.
     The amount recorded as a receivable on the
     Balance Sheet includes project development
     costs chargeable to the 4 bbl per day demonstration
     facility.  The account bears
     no interest   and is subject to no specific
     terms of repayment.                          $ 298,501

     GST receivable.  Certain expenses for
     services rendered and supplies acquired in
     Canada are subject to a federal Goods and
     Services Tax of 7% which is refundable to
     the Company at fiscal year end.  This amount
     is refunded to the Company upon filing of a
     GST return in Canada.                            16,687

          TOTAL RECEIVABLES                       $ 315,188

=========

NOTE 4 - RECEIVABLES - RELATED PARTIES
This receivable is due from shareholders and bears no interest and is not subject to any specific terms of repayment.

NOTE 5 - LOAN PAYABLE - RELATED PARTY

Loans payable of $32,543 as reported on the consolidated Balance Sheet reflect amounts advanced to Synergy Technologies and its subsidiaries from various arms length corporations for general working capital. These amounts bear no interest and have no stated terms of repayment.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases

Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies Corporation, is required to remit annual lease rentals in order to keep its development oil and gas leases current. To date the Company is current in its remittance of the requisite lease rentals.
Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies Corporation, has been advised by the operator of certain oil and gas leases located in Johnston Country, Wyoming that the leases must be drilled by July 1, 1999 in order to fulfill the terms of an original acquisition agreement surrounding the purchase of the leases or the leases will revert to the original holder. The Company is in dispute with the operator regarding representations it made in connection with the acquisition of this project and does not intend to commence drilling of the leases. (See Note 6 Litigation)
Minimum lease payments on annually renewable oil leases amount to $1,857 for each of the five next years.

Litigation

The Company has recently been named a Defendant in a legal action brought forth by a group of founding shareholders in respect of a stop transfer the Company has placed on their shares and the Company's decision not to drill certain leases acquired from these founding shareholders. The action was commenced following Synergy's review of certain oil and gas leases acquired by its wholly owned subsidiary, Stone Canyon Resources Inc., which raised several issues of concern.

Upon completion of the review the Company determined that it may not have received valid consideration for the amounts paid to and subsequently the shares issued to certain founding shareholders in return for these development leases. The Company placed a stop transfer on all shares issued to the founding shareholders pending a legal determination as to valid consideration. Bataa Oil Inc., its affiliated companies and employees as well as Richard and Anita Knight (the "Plaintiffs") have commenced action against Synergy Technologies, Stone Canyon Resources Inc. (a wholly owned subsidiary) and Stone Canyon Resources Ltd. (an affiliated corporation) for the release of their shares. The Plaintiffs have claimed breach of contract and breach of fiduciary duty. The Company intends to respond to this action and will vigorously defend the litigation. The
Company may commence legal action against those shareholders and certain other founding shareholders to recover all costs of the lease acquisitions and the return of any shares issued to the founders.

Licensing and Consulting Agreements

Synergy Technologies Corporation paid and/or accrued a total of $15,000 in management fees to CMJ Consulting Ltd., an Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third shareholder, subject to a management contract.

Stone Canyon Resources Inc. (a wholly owned subsidiary of Synergy), paid and/or accrued to Ms. Jacqueline Danforth, director and secretary-treasurer, $496 for services rendered subject to a consulting agreement over the period from January 1, 1999 to March 31, 1999.

Stone Canyon Resources Inc. (a wholly owned subsidiary of Synergy
Technologies Corporation), paid and/or accrued to CMJ Consulting Ltd., an Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third share holder, $4,500 in management fees pursuant to a management contract.

Effective September 30, 1998, Synergy Technologies entered into an agreement with Stone Canyon Resources Ltd. ("Stone-Canada"), whereby Stone-Canada committed to fund the design and construction of a 4 bbl per day demonstration facility in the Province of Alberta in exchange for the Canadian marketing and licensing rights to Synergy's proprietary Gas to Liquids technology. (See Note 3 Receivables)

NOTE 7 - OIL AND GAS LEASES
                                                             1999
U.S.A.
  50% interest in Meadow Deep, Wyoming                   $287,060
  and D-Sand, Colorado, prospects

  15% interest in Rose Creek and Sage Creek prospects,       -0-
  Wyoming (dry hole costs written off)

  5% interest in Hell's Canyon prospect, Wyoming             -0-
  (dry hole costs written off)
Canada
  33.57% BPO interest in Wilson Creek prospect, Alberta,
  drilling and casing expense to date                    225,542
                                                       $512,602

Subsequent to year end Stone Canyon Resources Inc. and Synergy
Technologies Corporation executed an agreement with Revival Resources
Ltd. To acquire their 22.38% APO interest in the Wilson Creek Prospect as well as their respective interest in certain other development leases located in the Province of Alberta. Under the terms of the agreement, Synergy Technologies Corporation will issue a total of 63,801 shares of common stock at a deemed value of $33,895 in full and final payment for the leases. As of the date of this report the shares had been allocated but not yet issued.

NOTE 8 - TECHNOLOGY ACQUISITION

On May 5, 1998, Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation) entered into a share exchange agreement with Laxarco Holdings Limited whereby Synergy acquired 75% if the issued and outstanding shares of Carbon Resources Limited, a company incorporated pursuant to the laws of the Republic of Cyprus and holder of a 100% interest in and to a gas to liquids technology, in exchange for the issuance of 10,000,000 shares of Synergy Technologies Corporation. The shares were issued at a deemed value of $0.10 per share and pursuant to the share exchange agreement have been placed in escrow to be released upon the successful development of the gas to liquids technology. Under the terms of the agreement Laxarco Holding Limited granted to Synergy Technologies an irrevocable voting power of attorney until the 10,000,000 shares are released from escrow. The Share Exchange received shareholder approval on June 5, 1998.
Technology

Issuance of 10,000,000 shares at $0.10 per share     $ 1,000,000

Acquisition of 3,750 shares of Carbon Resources Limited   (7,544)

Investment in Lanisco                                      2,011
Development of GTL process                                78,248
                                                     $ 1,072,715

NOTE 9 - NAME CHANGE
On February 12, 1999, Automated Transfer Systems Corporation filed a Certificate of Amendment with the Department of State of the State of Colorado changing its name to Synergy Technologies Corporation. The name change was accepted by the State of Colorado on March 2, 1999.

NOTE 10 - SUBSEQUENT EVENTS
Effective November 30, 1998 the Board of Directors approved a stock offering pursuant to Rule 504 to raise a total of $750,000 by the sale of a total of 1,500,000 Units of Synergy at $0.50 per Unit. Each Unit consisted of one share of common stock and one share purchase warrant entitling the holder to acquire one additional share of common stock at $1.00 per share. Effective April 6, 1999 the offering was fully subscribed.

Effective January 6, 1999, Synergy Technologies Corporation, through Carbon, acquired the shares of Lanisco Holding Limited, a company incorporated in the Republic of Cyprus, which holds the rights to proprietary technology for the upgrading of heavy oil.

Effective January 8, 1999, Synergy Technologies Corporation reached a verbal agreement with Texas T Petroleum, Ltd., a Colorado oil and gas corporation, whereby Lanisco Holdings Limited would acquire 1,000,000 units of common shares of Texas T Petroleum, Ltd., each unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $0.50 per share within three years from January 8, 1999. Texas T Petroleum Ltd. committed to expend $100,000 towards the reconstruction of the 1/2 bbl per day heavy oil upgrading pilot plant to be constructed in Orleans, France.

Effective June 25, 1999, Synergy Technologies Corporation negotiated the acquisition of the remaining twenty five percent (25%) of the shares of Carbon Resources Limited and Carbon Resources Limited became a wholly owned subsidiary of Synergy Technologies Corporation.

Effective June 25, 1999, Synergy Technologies Corporation incorporated SynGen Technologies Limited, a Cyprus corporation, and transferred its 100% interest in the gas-to-liquids technology from Carbon Resources Limited to SynGen Technologies Limited.

Effective June 26, 1999, Synergy Technologies Corporation executed a share exchange agreement with Texas T Petroleum Ltd., a Colorado corporation, whereby Texas T Petroleum Ltd. acquired fifty percent (50%) of the issued and organized shares of Carbon Resource Limited in exchange for the issuance of 2,000,000 Units of Texas T Petroleum, each Unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $1.00 per share within two years from June 26, 1999, and the payment of $900,000 to Carbon Resources for the development of the heavy oil technology.


SUPPLEMENTAL STATEMENT


SYNERGY TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATING EXPENSES
FOR THE THREE MONTHS ENDED MARCH 31, 1999


Operating Expenses
  Accounting                            $    756
  Amortization                                70
  Bank Charges and Interest                  649
  Consulting Fees                          6,257
  Filing Fees                                212
  Insurance                                3,336
  Investor Relations                      53,661
  Lease Rentals                              121
  Legal                                   41,066
  Management Fees                         19,500
  Office Supplies and Expense              6,031
  Rent                                     1,996
  Secretarial                              1,389
  Telecommunications                       2,808
  Transfer Agent Fees                      1,125
  Travel and Promotion                     1,055


      Total Operating Expenses                          $ 140,032
                                                    ========